UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A
or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A
For the fiscal semiannual period ended June 30, 2020
BRIX REIT, INC.
(Exact name of registrant as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
120 Newport Center Drive
Newport Beach, CA 92660
(Full mailing address of principal executive offices)
(855) 742-4862
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time-to-time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•
We can give no assurance that we will be able to successfully implement the Plan of Liquidation, as defined below, and sell our assets, pay our debts and distribute the net proceeds, if any, from the liquidation to our stockholders as we expect. If we underestimated our existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to our stockholders could be less than estimated, or none at all;

•
We may face unanticipated difficulties, delays or expenditures relating to our implementation of the Plan of Liquidation, which may reduce or delay our payment of liquidating distributions to our stockholders;

•
We can give no assurance regarding the timing of asset dispositions in connection with implementation of the Plan of Liquidation, the sale prices we will receive for our assets and the amount and timing of liquidating distributions to be received by our stockholders;

•	We may face risks associated with legal proceedings, including stockholder litigation, that may be instituted against us related to the Plan of Liquidation;

•	We and our tenants are subject to risks associated with deteriorating economic conditions resulting from the novel coronavirus ("COVID-19") pandemic and related disruptions in the financial markets;

•	We and our tenants are subject to risks associated with government mandated shutdowns of colleges and universities, gyms and retail establishments in response to the COVID-19 pandemic;

•
We and our tenants are subject to risks associated with public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, COVID-19;

•	Risks and uncertainties related to the bankruptcy of one of our tenants, 24 Hour Fitness, and whether or not they assume the existing lease during their bankruptcy reorganization;

•
Risks of security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems, could adversely affect our business and results of operations;

•	Risks and uncertainties related to the national and local economies and the real estate industry in general and in our specific markets;

•	Volatility in the capital markets;

•	Rising interest and insurance rates;

•	Availability and terms of capital and financing, both to fund our operations and to refinance our indebtedness as it matures;

•	Legislative or regulatory changes, including changes to laws governing tenant businesses, construction and real estate investment trusts;

•	Changes in student housing or other policies adopted by colleges and universities or changes in the quick service restaurants ("QSRs") and fitness centers ("FCs") property markets;

•	Our possible failure to qualify as a real estate investment trust and the risk of changes in laws affecting real estate investment trusts;

•	Our dependence upon key personnel whose continued service is not guaranteed;

•	The financial condition and liquidity of, or disputes with, any joint venture partners;

•	Changes in U.S. generally accepted accounting principles;

•	Changes in our credit ratings;

•	Potential liability for uninsured losses and environmental liabilities;

•	Potential need to fund improvements or other capital expenditures out of operating cash flow;

•	We may not be able to attain or maintain profitability; and

•	We may not generate cash flows sufficient to meet our debt service obligations or pay any future distributions to stockholders.
The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes. Unless otherwise indicated, latest results discussed below are as of June 30, 2020. The condensed consolidated financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited and may not include year-end adjustments necessary to make such financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim statements of operations not misleading. As used herein, the words "we," "us," "our," and the "Company" refer to BRIX REIT, Inc.
Overview
Management’s discussion and analysis of financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.
BRIX REIT, Inc. was incorporated on October 30, 2017 under the laws of the State of Maryland and has invested in existing, purpose-built student housing properties in proximity to major U.S. universities and colleges, and single-tenant income-producing retail properties, including a quick service restaurant and a fitness center, near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
Although we are not limited as to the form our investments may take, our investments in real estate generally constitute the ownership of fee title or interests in entities that own and operate our investments in real estate. We have made acquisitions of our real estate investments directly and indirectly through limited liability companies or limited partnerships, or through minority investments in joint ventures, partnerships, or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.
Our business is externally managed by our advisor, modiv Advisors, LLC (the "Advisor"), an indirect wholly-owned subsidiary of RW Holdings NNN REIT, Inc. ("NNN REIT"), as provided in an advisory agreement effective as of February 3, 2020 (the "Advisory Agreement"). Our Advisor manages our portfolio of core real estate properties and real estate related assets and also provides asset-management and other administrative services on our behalf. We agreed to pay our Advisor certain fees as set forth in Notes 3, 4 and 6 to our unaudited condensed consolidated financial statements. However, our Advisor has agreed to waive all of its fees given the impact of the COVID-19 pandemic on our business, asset values and financial conditions.
We were externally managed by Brix Student Housing Operator, LLC, our former advisor, which was wholly-owned by BrixInvest, LLC, our former sponsor (and the former sponsor of NNN REIT), from the Company's inception through October 28, 2019 pursuant to a previous advisory agreement. On September 19, 2019, our former sponsor announced that it had entered into a contribution agreement with NNN REIT whereby it would contribute substantially all of its assets, including our former advisor and the previous advisory agreement, to RW Holdings NNN REIT Operating Partnership, LP, NNN REIT's operating partnership ("NNN OP"), in exchange for units of limited partnership interest in NNN OP. Our former advisor managed our portfolio of core real estate properties and real estate related assets and also provided asset management and other administrative services on our behalf until October 28, 2019.
Effective October 28, 2019, we and our former advisor and our former sponsor mutually agreed to terminate the former advisory agreement and we became self-managed. On January 31, 2020, we entered into the Advisory Agreement discussed above and discontinued our interim period of internal self-management. Certain of our directors and executive officers are also directors, managers and executive officers of our Advisor and its affiliates.

On November 11, 2017, we filed an offering circular on Form 1-A with the Securities and Exchange Commission (the "SEC") pursuant to Regulation A under the Securities Act of 1933, as amended, also known as "Reg A+," to register a public offering of a maximum of $50,000,000 of shares of our common stock for sale to the public (the "Offering"). We obtained a notice of qualification from the SEC for this offering circular on April 16, 2018 and commenced selling our shares of common stock on April 23, 2018. Prior to January 2, 2020, we did not retain a broker-dealer to offer our shares. Rather, we offered our shares directly to the public.
On December 23, 2019, we obtained a notice of qualification from the SEC for a follow-on offering pursuant to a new offering circular on Form 1-A (the "Follow-on Offering" and collectively with the Offering, the "Offerings"), which qualified the offer and sale of up to $36,682,800 in share value of common stock, including $2,200,000 in share value of common stock pursuant to our Distribution Reinvestment Plan ("DRP"). We commenced selling our shares of common stock pursuant to the Follow-on Offering on January 2, 2020. As disclosed in our Follow-on Offering, as of January 2, 2020, North Capital Private Securities Corporation ("North Capital"), a registered broker-dealer, served as the dealer manager of our Follow-on Offering and offered shares of our common stock on a "best efforts" basis (see below for additional discussion). The Follow-on Offering was recently suspended as described below.
Through February 2, 2020, we employed investor relations personnel on payroll, and through October 28, 2019 such expense was completely reimbursed to us by our former sponsor as part of the organizational and offering services they provided to us. Our former sponsor managed our organization and the Offering and provided marketing, administrative services and the funds for investor relations. Our former sponsor was entitled to reimbursement of such expenses, but reimbursement could not exceed an amount equal to 3% of gross Offering proceeds. Certain of our directors and executive officers were or are also directors, managers and executive officers of our former sponsor, our former advisor and their affiliates.
We used the net proceeds from the Offerings primarily to invest, directly or indirectly, in properties and investments that met our acquisition criteria including quality student housing properties and single-tenant income-producing retail properties, including a quick service restaurant and a fitness center, near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
We elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), beginning with the taxable year ended December 31, 2018. If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. We had no taxable income for the taxable years ended December 31, 2018 and 2019 and do not expect to have taxable income in future periods. If we fail to qualify for taxation as a REIT in any year after electing REIT status, our income, if any, will be taxed at regular corporate rates, and we may be precluded from qualifying for treatment as a REIT for the four-year period following our failure to qualify. Such an event could materially and adversely affect our net income and cash available for distribution to our stockholders. However, we believe that we will be organized and will operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes.
Restructuring of the 24 Hour Fitness Lease and Suspension of the Company's Follow-on Offering, DRP and Share Repurchase Program
The COVID-19 pandemic began having a significant impact in the United States in March 2020 as business closures and recommendations to stay at home became prevalent. Government mandated closures of colleges and universities, gyms and retail establishments, among others, has resulted in significant impairment of the value of the Company's real estate investments and properties. The Company's primary student housing investment stopped issuing distributions in April 2020, and 24 Hour Fitness USA, Inc. ("24 Hour Fitness"), the tenant in the Company's Fort Worth, Texas property, has not paid rent since March 2020. The only rent payments the Company is receiving as of the filing date of this report are from its Manhattan, Kansas property leased to Starbucks Corporation ("Starbucks"). Furthermore, the Company restructured the 24 Hour Fitness lease to provide rent abatement from April 1, 2020 through September 30, 2020, a substantial decrease in rent over the balance of the lease term, and an extended lease maturity. These changes were made to increase the likelihood that the lease will not be rejected in the 24 Hour Fitness bankruptcy proceeding; however, acceptance of the lease remains subject to confirmation in the 24 Hour Fitness bankruptcy proceeding which was filed on June 15, 2020 under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

On March 30, 2020, we announced the suspension of our Follow-on Offering, our DRP and our Share Repurchase Program ("SRP") until such time, if any, that our board of directors (our "Board") determines to reinstate them, following the completion of a valuation of our real estate properties and investments. In order to evaluate the impact of the COVID-19 pandemic on the value of the Company's real estate properties and investments, our Board engaged an independent third-party real estate advisory and consulting firm to perform an independent valuation of the Company's real estate assets for the purpose of assisting our Board in determining the Company's estimated net asset value ("NAV") per share.
On May 19, 2020, our Board approved and established an estimated NAV per share of our common stock of $0.32 (unaudited) which was announced on May 22, 2020 (see Current Report on Form 1-U filed with the SEC on May 22, 2020 for additional information on our estimated NAV per share). Our Board determined not to reinstate the Follow-on Offering, DRP or SRP at that time, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.
Plan of Liquidation
On August 6, 2020, our Board, including all of the independent directors, unanimously approved a plan of complete liquidation and dissolution (our "Plan of Liquidation"), subject to the approval of a majority of the holders of the outstanding shares of the Company’s common stock. Our Board determined that our Plan of Liquidation is the best alternative available to us given the impact of the COVID-19 pandemic on our tenants and resulting decline in our NAV per share. Our Board, therefore, recommended that our stockholders approve the Plan of Liquidation. We submitted the Plan of Liquidation for our stockholders’ approval on August 7, 2020 and on September 15, 2020, the Plan of Liquidation was approved by 76.6% of our stockholders, which represented 91.1% of votes cast. The Plan of Liquidation provides for the sale of all or substantially all of our assets. We will use the proceeds of such sales to pay or provide for payment of our liabilities and expenses and will distribute the remaining proceeds from the liquidation of the assets, if any, to our stockholders, after which we will wind up our operations and dissolve. We expect to implement the Plan of Liquidation over the next 12 months. On August 10, 2020, we filed a Current Report on Form 1-U covering our Plan of Liquidation with the SEC.
In August 2020, we sold two of our student housing investments, AC Prado (as defined below) and AC Villas (as defined below), for a total of $213,210 to the Wirta Family Trust as further discussed in Note 4 to our unaudited condensed consolidated financial statements. Mr. Raymond Wirta is a Trustee of the Wirta Family Trust and our chairman of the Board. We engaged brokers to market our 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust ("Stadium View"), and our 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware statutory trust ("ACA Illinois"), to prospective investors.
Liquidity and Capital Resources
Our proceeds from shares of common stock sold in the Offerings have been used primarily for (i) property acquisitions, (ii) capital expenditures, (iii) payment of principal on our outstanding indebtedness and (iv) payment of fees to our former advisor. Our cash needs for the purchase of real estate properties and other real estate investments were funded primarily from shares sold, including those offered for sale through our DRP, and from debt proceeds including from our revolving unsecured credit facility.
On May 6, 2020, NNN REIT and our Advisor agreed to discontinue charging asset management fees and waived the accrued balance for asset management fees aggregating $311,203 including $242,300 as of December 31, 2019 and an additional $68,903 accrued for February 3, 2020 through May 6, 2020, given the significant decline in the Company's financial condition that resulted from the COVID-19 pandemic. As of August 31, 2020, no other fees have been paid to our Advisor and our Advisor has agreed that it will not charge us any future fees.
Through June 30, 2020, we have sold 2,771,148 shares of common stock in the Offerings, including 116,354 shares of common stock sold under our DRP for aggregate offering proceeds of $13,855,741.
We are continuing to monitor the COVID-19 pandemic and its impact on our tenants, operating partners and the economy as a whole. The magnitude and duration of the pandemic, and its impact on our operations and liquidity, are uncertain and continue to evolve in the United States and globally. Our tenants have been severely impacted by the COVID-19 pandemic and it has had a material adverse effect on our liquidity and capital resources and our ability to operate as a going concern.

Our largest tenant is 24 Hour Fitness and it operates in an industry that has been severely affected by facility closures. In May 2020, the lease with 24 Hour Fitness was amended to provide rent abatement from April 1, 2020 through September 30, 2020 and reduced rental rates over the balance of the lease term, which was extended to March 31, 2032. In addition, in response to occupancy reductions and uncertainty about Fall in-person classes, the Stadium View property provided no distributions for April through August 2020. On September 15, 2020, we received a distribution of $2,059 from the Stadium View property, which was approximately 10% of previous monthly distributions, and there can be no assurance that we will receive any further distributions in the near term. Both the amendment of the lease with 24 Hour Fitness, which abated rent for six months and remains subject to approval in 24 Hour Fitness’s bankruptcy proceeding, and the five-month absence of distributions from the Stadium View property, followed by a significant reduction in the distribution received in September 2020, have negatively impacted our results of operations and cash flow.
We have a line of credit agreement with Pacific Mercantile Bank that provides for a $5,000,000 unsecured credit facility, which was extended on August 27, 2020 and now matures on October 15, 2021 (see Note 5 to our unaudited condensed consolidated financial statements for more details). The $12,375,000 acquisition of the property leased to 24 Hour Fitness on June 11, 2019 was primarily funded with a mortgage loan of $6,187,500 secured by this property and a $5,000,000 draw under the line of credit.
As of June 30, 2020, the outstanding principal balances of our mortgage note payable and our line of credit were $6,107,603 and $4,999,861, respectively. Our mortgage note payable has an accelerated maturity date of September 30, 2021 under the terms of a forbearance agreement entered into with the lender on September 2, 2020 (see Note 8 to our unaudited condensed consolidated financial statements for more details).
Our ability to make payments of principal and interest on the mortgage note for the 24 Hour Fitness property is dependent on the cash flows from that property. Since the tenant has not paid rent since March 2020, we requested and the lender granted a deferral of mortgage payments for the three-month period from May 5, 2020 to July 5, 2020. Following the restructuring of our lease with 24 Hour Fitness in May 2020, the lender granted an additional two-month deferral to coincide with the rent abatement provided to 24 Hour Fitness through September 30, 2020 in the September 2, 2020 forbearance agreement.
In order to generate cash to repay the $4,999,861 owed on our line of credit, we have engaged brokers to market our 31.6% interest in Stadium View and our minority interest in ACA Illinois to prospective investors and we plan to list our real estate property leased to Starbucks to prospective buyers in the next 30 days. We are also evaluating when to list the property leased to 24 Hour Fitness subject to developments in the 24 Hour Fitness bankruptcy.
Future Funding Requirements
We have a history of net losses and insignificant net cash inflows from operating activities. In addition, during 2021, we have scheduled principal repayments of $6,107,603 for our existing mortgage note payable and $4,999,861 related to our line of credit. As of June 30, 2020, we had $334,985 in cash and cash equivalents to fund operations and debt service costs. In large part due to the impacts of the COVID-19 pandemic on our tenants and investees, we expect to continue to incur negative cash flows. We will use proceeds from asset sales to repay the mortgage note payable and line of credit. However, there can be no assurance that these assets can be sold and, consequently, such plans do not sufficiently mitigate the risks and uncertainties disclosed above. We have therefore concluded there is substantial doubt about our ability to continue as a going concern through the next 12 months following the submission of this Semiannual Report on Form 1-SA (see Note 1. Business and Organization - Going Concern and Plan of Liquidation to our accompanying unaudited condensed consolidated financial statements for more discussion). If we are unable to raise additional capital through asset sales, such failure would have a significant negative impact on our financial condition. We have reduced our projected cash requirements through reduction of our expenses, including our Advisor’s waiver of its management fees, our independent directors' agreement to accept a 73% reduction in their fees, and by suspending distributions following the March 2020 distribution that was paid in April 2020. Management is taking all possible actions to remediate the current liquidity challenges which we face.

Cash Flows
The following table summarizes our cash flow activity for the six months ended June 30, 2020 and 2019:

	2020	2019
Net cash (used in) provided by operating activities	$(296,528)	$120,020
Net cash used in investing activities	$—	$(12,555,807)
Net cash provided by financing activities	$405,381	$13,679,537
Cash Flows from Operating Activities
During the six months ended June 30, 2020 and 2019, net cash (used in) provided by operating activities was $(296,528) and $120,020, respectively.
During the six months ended June 30, 2020, net cash used in operating activities was $296,528. This amount reflects our net loss of $7,697,988 plus adjustments aggregating $7,464,908 for net non-cash charges for impairment of real estate investments and intangible assets, our non-cash loss from investments in unconsolidated entities, depreciation and amortization, stock compensation expense and amortization of deferred financing costs; plus distributions of $81,822 received from investments in unconsolidated entities; partially offset by cash used by net changes in working capital of $145,270 resulting from decreases in accounts payable and amounts due to affiliates, offset in part by decreases in tenant receivables and prepaid and other assets.
During the six months ended June 30, 2019, net cash provided by operating activities was $120,020. This amount reflects our net loss of $502,040, plus adjustments aggregating $236,962 related to our non-cash loss from investments in unconsolidated entities, depreciation and amortization, stock compensation expense and amortization of deferred financing costs; plus distributions of $185,681 received from investments in unconsolidated entities and cash provided by net changes in working capital of $199,417 resulting from increases in accounts payable and amounts due to affiliates, offset in part by the increase in tenant receivables and prepaid and other assets.
We expect that our cash flows from operating activities will be negative over the next 12 months as a result of the COVID-19 pandemic.
Cash Flows from Investing Activities
Net cash used in investing activities was zero for the six months ended June 30, 2020. Other than cash which may be generated through the sale of assets as we implement our Plan of Liquidation, we do not expect further cash flows from investing activities.
Net cash used in investing activities was $12,555,807 for the six months ended June 30, 2019 and consisted of the following:

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$12,423,807 for acquisition of a real estate investment in the 24 Hour Fitness property in Fort Worth, Texas, including $48,807 of capitalized closing costs for the real estate investment (our former advisor’s acquisition fee of $371,250 was accrued as of June 30, 2019 and was paid in August 2019); and

•
$132,000 for an investment in an unconsolidated entity which invested in a student housing property at the University of Texas in Austin, Texas (our former advisor’s acquisition fee of $3,960 was accrued as of June 30, 2019 and was paid in September 2019).

Cash Flows from Financing Activities
Net cash provided by financing activities was $405,381 for the six months ended June 30, 2020 and consisted of the following:

•	$358,879 of proceeds from issuance of common stock and investors deposits; partially offset by payments for offering costs of $94,614; and

•	$803,500 of proceeds from our line of credit; partially offset by

•	$30,328 for repayments of mortgage note payable for the 24 Hour Fitness property;

•	$538,800 for repurchases of common stock; and

•	$93,256 of cash distributions paid to common stockholders.
Net cash provided by financing activities was $13,679,537 for the six months ended June 30, 2019 and consisted of the following:

•	$3,250,461 of proceeds from issuance of common stock and investors deposits; partially offset by payments for offering costs of $103,269;

•	$6,187,500 of proceeds from the 24 Hour Fitness property mortgage note payable; and

•	$5,000,000 of proceeds from our line of credit; partially offset by

•	$136,877 for payments of deferred financing costs related to the mortgage for the 24 Hour Fitness property and our line of credit;

•	$412,629 for repurchases of common stock; and

•	$105,649 of cash distributions paid to common stockholders.
Results of Operations
We obtained a notice of qualification for the Offering from the SEC on April 16, 2018 and, on April 23, 2018, we made our initial investment of $5,500,000 to acquire an approximate 31.6% interest in Stadium View. We also made three smaller student housing investments consisting of: (a) $75,000 to acquire an approximate 0.5% interest in AC Prado, LLC, a limited liability company formed under the Delaware Limited Liability Company Act ("AC Prado") on September 18, 2018, (b) $200,000 to acquire an approximate 1.0% interest in ACA Illinois on December 24, 2018 and (c) $132,000 to acquire an approximate 1.0% interest in AC Villas, a limited liability company formed under the Delaware Limited Liability Company Act ("AC Villas"), on January 30, 2019.
On June 11, 2019, we acquired an approximate 36,000-square foot retail property located in Fort Worth, Texas leased to 24 Hour Fitness for $12,795,057, including closing costs and the $371,250 acquisition fee paid to our former advisor. The property’s double net lease has a base lease term which was originally scheduled to expire on March 31, 2027 and included four five-year renewal options to extend the term of the lease. In May 2020, the lease was restructured in order to increase the likelihood that the lease will not be rejected in the 24 Hour Fitness bankruptcy proceeding. The lease amendment provides for rent abatement from April 1, 2020 through September 30, 2020 and reduced rental rates over the balance of the lease term, which was extended to March 31, 2032 and continues to include four five-year renewal options to extend the term of the lease (see Note 3 to our unaudited condensed consolidated financial statements). The restructured lease remains subject to approval in 24 Hour Fitness’s bankruptcy proceeding.
On September 27, 2019, we acquired an approximately 2,100-square-foot retail property located in Manhattan, Kansas leased to Starbucks for a purchase price of $1,889,101, including closing costs and the $54,244 acquisition fee paid to our former advisor. The property’s double net lease has a base lease term which expires on June 30, 2029 and includes four five-year renewal options to extend the term of the lease. As of the date of this report, although Starbucks was impacted by the COVID-19 pandemic, it is current on its lease payments.

The results of operations from these investments are described below.
Comparison of the Six Months Ended June 30, 2020 to the Six Months Ended June 30, 2019
Rental income
Rental income, which includes tenant reimbursements, was $297,477 and $54,302 for the six months ended June 30, 2020 and 2019, respectively. The significant increase of $243,175 or 448% period-over-period primarily reflects six months of rental income from the Starbucks property and three months of rental income from the 24 Hour Fitness property for the period ended June 30, 2020. Due to the COVID-19 pandemic, our 24 Hour Fitness property closed in mid-March 2020 and recently opened with a limited schedule and reservation requirement. 24 Hour Fitness did not pay rent for the period from April 2020 through June 30, 2020. On June 15, 2020, 24 Hour Fitness filed for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. The rental income for the six months ended June 30, 2019 reflects 19 days of income from our 24 Hour Fitness property, which we acquired on June 11, 2019.
Fees to affiliates
Fees to affiliates were $68,903 and $72,355 for the six months ended June 30, 2020 and 2019, respectively. The charges reflect asset management fees incurred in the first half of 2020 and 2019, excluding amounts waived by our former advisor during the first half of 2019 to support distributions to stockholders. The amount of our asset management fee was equal to 0.1% per month of the total investment value of the assets. Due to the negative financial impact of the COVID-19 pandemic on our operations and financial condition, the fees to affiliates of $68,903 during the first half of 2020, which reflects fees from February 3, 2020 to May 6, 2020, were waived by our Advisor, along with our unpaid accrued fees of $242,300 as of December 31, 2019, as further discussed in Other expense (income), net below. Our Advisor has agreed to not charge us any fees for their services going forward.
General and administrative
General and administrative expenses were $366,169 and $367,697 for the six months ended June 30, 2020 and 2019, respectively. The decrease of $1,528 or 0.4% period-over-period reflects the reduction of general and administrative expenses incurred in the first half of 2020 primarily for investor relations personnel, offset in part by an increase in legal and professional fees and directors and officers insurance premiums compared to the first half of 2019. Upon our entering into the Advisory Agreement on January 31, 2020, effective February 3, 2020, our two employees became employees of our Advisor.
Depreciation and amortization
Depreciation and amortization were $256,450 and $19,094 for the six months ended June 30, 2020 and 2019, respectively. The significant increase of $237,356 or 1,243% period-over-period primarily reflects the full six months of depreciation for our 24 Hour Fitness and Starbucks properties for the period ended June 30, 2020 compared to 19 days of depreciation and amortization from only our 24 Hour Fitness property, which was acquired by us on June 11, 2019.
Interest expense
Interest expense was $314,867 and $42,836 for the six months ended June 30, 2020 and 2019, respectively. The increase of $272,031 or 635% period-over-period was primarily due to the full six months of interest expense on our 24 Hour Fitness property mortgage loan for the period ended June 30, 2020 compared to 19 days of interest expense for the period ended June 30, 2019. Borrowings under our unsecured credit facility were outstanding for the entire six months ended June 30, 2020 whereas we did not have any borrowings outstanding under our unsecured credit facility for the period ended June 30, 2019 until June 11, 2019 when we acquired the 24 Hour Fitness property.
Property expenses
Property expenses were $18,014 and $57 for the six months ended June 30, 2020 and 2019, respectively. The increase of $17,957 period-over-period was primarily due to the full six months of property tax and insurance expense on our Starbucks property for the period ended June 30, 2020. The minor amount of property expenses for the prior year period was incidental.

Impairment of Investments in Real Estate Properties
The impairment charge of $6,195,300 for the six months ended June 30, 2020 reflects impairments of our 24 Hour Fitness and Starbucks properties aggregating $5,289,389 due to the negative impacts of the COVID-19 pandemic, including the May 19, 2020 amendment to 24 Hour Fitness's lease and their filing for relief under Chapter 11 of the U.S. Bankruptcy Code on June 15, 2020 (see Note 3 to our unaudited condensed consolidated financial statements for impairment details) and impairments of our investments in unconsolidated entities aggregating $905,911 due to the government mandated closures of colleges and universities and gym facilities brought about by the COVID-19 pandemic (see Note 4 to our unaudited condensed consolidated financial statements for impairment details).
Impairment of Intangible Asset
The impairment charge of $165,148 for the six months ended June 30, 2020 reflects a full impairment charge as of June 30, 2020 related to our website intangible asset. The impairment reflects the negative impacts of the COVID-19 pandemic to the carrying values of our intangible asset. We determined that this intangible asset has no future economic value to us given that we are no longer offering shares of our common stock on our website.
Expenses Reimbursed by Former Sponsor or Affiliates
Expenses reimbursed by our former sponsor or affiliates were $0 and $139,691 for the six months ended June 30, 2020 and 2019, respectively. Expenses reimbursed by our former sponsor or affiliates for the six months ended June 30, 2019 reflected the full six months of expenses reimbursed by affiliates which primarily relates to payroll of investor relations personnel in the first half of 2019. These reimbursed expenses are recorded in general and administrative expenses as discussed above (see Note 6 to our unaudited condensed consolidated financial statements for more details). For the six months ended June 30, 2020, we received no reimbursements by affiliates.
Other expense (income), net
Interest income amounted to $576 and $1,088 for the six months ended June 30, 2020 and 2019, respectively.
The gain on waiver of fees to affiliates reflects forgiveness of amounts due to affiliates of $311,203 for the six months ended June 30, 2020. The amount of fees waived during the six months ended June 30, 2020 reflects the waiver of the accrued advisory fees by our Advisor on May 6, 2020 for fees payable as of December 31, 2019 of $242,300 and additional accrued fees of $68,903 during the first half of 2020, due to the negative financial impact of the COVID-19 pandemic on our operations and financial condition.
Loss from investments in unconsolidated entities amounted to $922,393 and $195,082 for the six months ended June 30, 2020 and 2019, respectively. The loss from investments in unconsolidated entities primarily reflects an impairment of the value of the Stadium View property, along with depreciation, interest expense and other expenses in excess of revenue for that property.
Our results of operations for the six months ended June 30, 2020 are not indicative of those expected in future periods. Due to the current COVID-19 pandemic and ongoing recession in the United States and globally, our tenants and operating partners are severely impacted as further described in Liquidity and Capital Resources above. Our largest tenant is 24 Hour Fitness and it operates in an industry that has been severely affected by facility closures as a result of the COVID-19 pandemic. 24 Hour Fitness filed for relief under Chapter 11 of the U.S. Bankruptcy Code on June 15, 2020.
The impact of the COVID-19 pandemic on our future results has been and will continue to be significant and has negatively affected our ability to operate as a going concern. Such impact will also largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the success of actions taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets. In particular, the ability of colleges and universities to remain open and the willingness of consumers to use the 24 Hour Fitness gym in Fort Worth, Texas represent continued risks to the performance of our properties and our ability to sell those properties as we implement our Plan of Liquidation.

Organization and Offering Costs
We temporarily suspended the Offering, effective as of the close of business on September 18, 2019, following the announcement that our former sponsor had entered into a contribution agreement (the "Contribution Agreement") with NNN REIT, during which time our continued relationship with the former advisor and the former sponsor was assessed. Effective October 28, 2019, we, our former advisor and our former sponsor mutually agreed to terminate the former advisory agreement we entered into in November 2017 and we became self-managed. Pursuant to the Contribution Agreement, NNN REIT became self-managed through the acquisition of substantially all of our former sponsor’s assets and established a REIT management subsidiary (the "Self-Management Transaction"). The Self-Management Transaction was completed on December 31, 2019. We were self-managed when we recommenced the Follow-on Offering and changed our plan of distribution to utilize a registered broker-dealer. We subsequently entered into the Advisory Agreement with the Advisor, an indirect wholly-owned subsidiary of NNN REIT, on January 31, 2020, which was effective February 3, 2020.
Our organizational and offering costs were paid by our former sponsor on our behalf through October 28, 2019. Offering costs included all expenses incurred in connection with the Offering, including investor relations payroll expenses. Other organizational and offering costs included all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate. During the Offering, we were obligated to reimburse our former sponsor for organizational and offering costs related to the Offering paid by our former sponsor on our behalf provided such reimbursement did not exceed 3% of gross offering proceeds raised in the Offering as of the date of the reimbursement.
As of October 28, 2019, we had not incurred any organization and offering costs related to the Offering as all such costs had been funded by our former sponsor. As a result, these organization and offering costs related to the Offering were not recorded in our consolidated financial statements as of October 28, 2019, other than to the extent of 3% of the gross offering proceeds. Through October 28, 2019, our former sponsor had incurred organization and offering expenses on our behalf in excess of 3% in connection with our Offering. Through October 28, 2019, we had recorded and reimbursed $330,335 of organizational and offering costs to our former sponsor or its affiliates. During our self-management period from October 29, 2019 to February 2, 2020, and from February 3, 2020 to June 30, 2020 under our Advisor, we incurred offering costs of $170,071 paid to third-party providers. For the period February 3, 2020 to June 30, 2020, our Advisor did not incur any organization and offering expenses on our behalf.
Distributions
While we have in the past declared and paid distributions to our stockholders monthly in arrears, we are under no obligation to do so and, as discussed below, any future cash distributions will be subject to successfully selling assets in connection with the Plan of Liquidation in excess of amounts due on our outstanding indebtedness. Our Board did not declare distributions after March 2020 (distributions declared in March 2020 were paid in April 2020) due to the impacts of the COVID-19 pandemic on our operations and financial condition. During the Offerings and from time-to-time during our operational stage, we did not pay distributions solely from our cash flow from operating activities, in which case distributions were paid in whole or in part from the deferral of fees otherwise due to our former advisor.
On May 19, 2018, we declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on April 23, 2018 and ended on April 30, 2018. Since then, we declared monthly distributions for stockholders of record as of the close of business for each day from May 1, 2018 through March 31, 2020. The distributions were payable to stockholders of record as of the close of business on each day of the distribution period. Since cash flows from operating activities have not been sufficient to cover distributions during our offering stage, our Advisor agreed to waive $22,968 and $24,119 in accrued asset management fees for the six months ended June 30, 2020 and 2019, respectively, to support the monthly distributions and operating activities.
Effective on the close of business on September 18, 2019, our DRP was temporarily suspended and during the suspension period all distributions were paid to our stockholders in cash. Our DRP remained suspended through December 25, 2019 and on December 26, 2019, our Board approved the reinstatement of our DRP. On March 30, 2020, we announced the temporary delay of distribution declarations and temporarily suspended our DRP, and on May 22, 2020, distributions were suspended until such time as we are able to generate proceeds from asset sales in excess of our debt and other obligations. Any future cash distributions will be subject to successfully selling assets in excess of amounts due on our outstanding indebtedness in connection with the Plan of Liquidation.

Distributions declared, distributions paid and cash flow (used in) provided by operations were as follows for the period January 1, 2020 to June 30, 2020 and for the period January 1, 2019 to December 31, 2019:

					Cash Flows
					(Used in)
	Total	Distributions			Provided by
	Distributions	Declared Per	Cash Distributions Paid (d)(e)		Operating
Period Covered	Declared	Share	Cash	Reinvested	Activities
January 1 to June 30, 2020 (a)	$183,658	$0.0750	$93,256	$90,402	$(296,528)
Total	$183,658	$0.0750	$93,256	$90,402	$(296,528)

January 1 to June 30, 2019 (b)	$279,006	$0.1500	$105,649	$161,569	$116,592
July 1 to December 31, 2019 (c)	359,106	0.1500	172,692	173,142	167,486
Total	$638,112	$0.3000	$278,341	$334,711	$284,078

(a)
On March 30, 2020, the Company announced the delay in distribution declarations and temporarily suspended the DRP. On May 22, 2020, distributions were suspended until such time as the Company is able to generate proceeds from asset sales in excess of its debt and other obligations in connection with the Plan of Liquidation.

(b)
Additional accrued distributions payable amounted to $50,953 as of June 30, 2019. The source of our distribution payments was our former advisor’s deferral of $72,355 of asset management fees, along with distributions received from our investments in unconsolidated entities totaling $185,681 for the period January 1, 2019 to June 30, 2019.

(c)
Additional accrued distributions payable amounted to $60,752 as of December 31, 2019. The source of our distribution payments was our former advisor’s deferral of $155,447 of asset management fees, along with distributions received from our investments in unconsolidated entities totaling $338,526 for the year ended December 31, 2019.

(d)
Distributions were paid on a monthly basis through March 2020. In general, distributions for record dates as of the end of a given month were paid on or about the 21st to the 25th day of the following month.

(e)	See details of distributions declared in the chart below.
As discussed above, on March 30, 2020, the Company announced the delay in distribution declarations and temporarily suspended the DRP, and on May 22, 2020, distributions were suspended until such time as the Company is able to generate proceeds from asset sales in excess of its debt and other obligations in connection with the Plan of Liquidation. The following chart details the distributions that we have declared and paid for the period January 1, 2019 through March 31, 2020:

	Rate Per	Declaration	Payment	Annualized
Distribution Period	Share Per Day	Date	Date	Yield (1)
2020:
January 1-31, 2020	$0.00081967	December 26, 2019	February 25, 2020	6.0%
February 1-29, 2020	$0.00081967	January 29, 2020	March 21, 2020	6.0%
March 1-31, 2020	$0.00081967	February 27, 2020	April 27, 2020	6.0%

2019:
January 1-31, 2019	$0.00080645	December 21, 2018	February 21, 2019	6.0%
February 1-28, 2019	$0.00089286	January 31, 2019	March 21, 2019	6.0%
March 1-31, 2019	$0.00080645	February 27, 2019	April 16, 2019	6.0%
April 1-30, 2019	$0.00082190	March 28, 2019	May 21, 2019	6.0%
May 1-31, 2019	$0.00082190	March 28, 2019	June 21, 2019	6.0%
June 1-30, 2019	$0.00082190	March 28, 2019	July 22, 2019	6.0%
July 1-31, 2019	$0.00081522	June 25, 2019	August 21, 2019	6.0%
August 1-31, 2019	$0.00081522	June 25, 2019	September 18, 2019	6.0%
September 1-30, 2019	$0.00081522	June 25, 2019	October 21, 2019	6.0%
October 1-31, 2019	$0.00080645	September 25, 2019	November 21, 2019	6.0%
November 1-30, 2019	$0.00083333	October 25, 2019	December 26, 2019	6.0%
December 1-31, 2019	$0.00080645	November 22, 2019	January 27, 2020	6.0%

(1)
Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. Each annualized yield assumed that our Board would declare distributions in the future which are similar to the distributions for each period presented. However, distribution declarations have been suspended since March 30, 2020 until such time as the Company is able to generate proceeds from asset sales in excess of its debt and other obligations in connection with the Plan of Liquidation.

Share Repurchase Program
We adopted a SRP in order to provide our stockholders with some liquidity that would enable them to sell their shares of common stock to us in limited circumstances. Our Board may, in its sole discretion, amend, suspend, or terminate the SRP at any time without stockholder approval upon 10 days’ notice thereof.
On March 30, 2020, we announced the temporary suspension of the SRP and, on May 22, 2020, our Board determined not to reinstate the SRP given the significant decrease in the estimated NAV to $0.32 per share (unaudited) from the prior selling price of $5.00 per share in the Follow-on Offering and due to the impacts of the COVID-19 pandemic on our operations and financial condition (see Note 1. Business and Organization to our unaudited condensed consolidated financial statements for additional information).
For the period from October 30, 2017 (inception) through June 30, 2020, we repurchased 361,534 shares of our common stock for $1,807,671.
Employees
As of June 30, 2020, we have no personnel employed with us. All executive personnel, acting on our behalf, are employees of an affiliate of our Advisor.
Related Party Arrangements
For further information regarding related party arrangements, please see Note 6 to our unaudited condensed consolidated financial statements.
Market Outlook and Trends
Due to the current COVID-19 pandemic in the United States and globally, our tenants and operating partners, property locations and the economy as a whole are severely impacted. The magnitude and duration of the COVID-19 pandemic and its impact on our tenants, our cash flows and our future results of operations is significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the success of actions taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets. In particular, the ability of colleges and universities to remain open and the willingness of consumers to use the 24 Hour Fitness gym in Fort Worth, Texas, represent continued risks to the performance of our properties and our ability to sell those properties and investments as we implement our Plan of Liquidation.
In February 2020, the U.S. economy entered into a recession, the severity of which is unpredictable but expected to be significant. The prolonged duration and impact of the COVID-19 pandemic is expected to continue to materially disrupt our business operations and impact our financial performance.
Even before the COVID-19 pandemic, uncertainty regarding the economic and political environment had made businesses reluctant to make long-term commitments or changes in their business plans. The COVID-19 pandemic has resulted in significant disruptions in financial markets, business shutdowns and uncertainty about how the U.S. and global economy will perform over the next several months and perhaps the years to come. The ongoing trade war between the U.S. and China has also increased the level of uncertainty and resulted in reductions in business investments.

Possible future declines in rental rates and expectations of future rental concessions, including rent abatements for tenants severely impacted by the COVID-19 pandemic or free rent to attract new tenants, have resulted and may further result in decreases in cash flows from investment properties. Ongoing declines in economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio, which have had the following negative effects on us: the values of our investments in student housing and retail properties have decreased below the amounts paid for such investments; and revenues from our properties have decreased due to rent abatements and lower rental rates, making it more difficult for us to meet our debt service obligations. As a result, we are implementing a Plan of Liquidation and any future distributions are subject to our ability to sell our assets in amounts that exceed our indebtedness and satisfy all other liabilities.
We may have difficulty selling our properties on a timely basis and we plan to implement our Plan of Liquidation over the next 12 months in order to repay all of our debt obligations prior to their scheduled maturities. Market conditions have changed quickly, and such changes have negatively impacted the value of our assets. Therefore, there can be no assurances that we will be able to achieve those objectives.
The debt market remains sensitive to the macro environment, such as impacts of the COVID-19 pandemic, Federal Reserve policy, market sentiment or regulatory factors affecting the banking and commercial mortgage-backed securities industries. Economic and financial market conditions have deteriorated rapidly during the last six months as a result of the COVID-19 pandemic and we may experience more stringent lending criteria, which may affect our ability to refinance any debt at maturity if necessary. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable.
Risk Factors
We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading "Risk Factors" contained in our offering circular dated and filed with the SEC on December 26, 2019, as amended and/or supplemented from time-to-time. Our offering circular filed with the SEC may be accessed here: https://www.sec.gov/Archives/edgar/data/1723028/000110465919075757/tm1927351d1_253g2.htm. Additional risk factors filed with the SEC on February 7, 2020, June 1, 2020 and June 16, 2020 may be accessed here:

•	https://www.sec.gov/Archives/edgar/data/1723028/000110465920012564/tm207149d1_253g2.htm;

•	https://www.sec.gov/Archives/edgar/data/1723028/000110465920067910/tm2021358d1_253g2.htm; and

•	https://www.sec.gov/Archives/edgar/data/1723028/000172302820000016/brixreit-20200616x253g2.htm.
The offering circular may be updated from time-to-time with future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of common stock.
Item 2. Other Information
None.

Item 3. Condensed Consolidated Financial Statements (Unaudited)
BRIX REIT, Inc.

BRIX REIT, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2020	December 31, 2019
Assets

Real estate investment:
Land	$2,072,362	$3,611,345
Building and improvements	6,576,840	9,941,715
Tenant origination and absorption costs	745,567	1,131,098
Total investment in real estate property	9,394,769	14,684,158
Accumulated depreciation and amortization	(488,863)	(265,443)
Total investment in real estate property, net	8,905,906	14,418,715
Investments in unconsolidated entities, net	3,225,158	5,141,949
Total real estate investments, net	12,131,064	19,560,664
Cash and cash equivalents	334,985	226,132
Tenant receivables	4,367	6,660
Prepaid and other assets	12,309	24,733
Intangible asset, net	—	198,178
Total assets	$12,482,725	$20,016,367
Liabilities and Stockholders' Equity

Mortgage note payable, net	$5,981,980	$5,996,419
Unsecured credit facility, net	4,992,926	4,177,494
Accounts payable, accrued and other liabilities	285,205	379,219
Due to affiliates (Note 6)	2,904	243,677
Total liabilities	11,263,015	10,796,809

Commitments and contingencies (Note 7)

Redeemable common stock	—	538,800

Stockholders' equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2020 and December 31, 2019	—	—
Common stock, $0.001 par value, 10,000,000 shares authorized, 2,437,214 and 2,444,631 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	2,437	2,445
Additional paid-in capital, net	11,668,511	11,247,905
Cumulative distributions and net losses	(10,451,238)	(2,569,592)
Total stockholders' equity	1,219,710	8,680,758
Total liabilities and stockholders' equity	$12,482,725	$20,016,367
See accompanying notes to condensed consolidated financial statements.

BRIX REIT, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Six Months Ended June 30,
	2020	2019
Rental income	$297,477	$54,302

Expenses:
Fees to affiliates (Note 6)	68,903	72,355
General and administrative	366,169	367,697
Depreciation and amortization	256,450	19,094
Interest expense	314,867	42,836
Property expense	18,014	57
Impairment of real estate investments (Notes 2, 3 and 4)	6,195,300	—
Impairment of intangible asset (Note 2)	165,148	—
Total expenses	7,384,851	502,039
Less: Expenses reimbursed by Former Sponsor or affiliates (Note 6)	—	(139,691)
	7,384,851	362,348

Other expense (income), net:
Interest income	(576)	(1,088)
Gain on waiver of fees due to affiliates (Note 6)	(311,203)	—
Loss from investments in unconsolidated entities, net	922,393	195,082
Other expense, net	610,614	193,994
Net loss	$(7,697,988)	$(502,040)

Net loss per share, basic and diluted	$(3.16)	$(0.27)

Weighted-average number of common shares outstanding, basic and diluted	2,439,392	1,860,924

Distributions declared per common share	$0.0750	$0.1500
See accompanying notes to condensed consolidated financial statements.

BRIX REIT, Inc.
Condensed Consolidated Statements of Stockholders' Equity
Six Months Ended June 30, 2020 and 2019
(Unaudited)

			Additional	Cumulative	Total
	Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Capital	and Net Loss	Equity
Balance, December 31, 2019	2,444,632	$2,445	$11,247,905	$(2,569,592)	$8,680,758
Issuance of common stock	99,029	99	495,113	—	495,212
Stock compensation expense	4,000	4	19,996	—	20,000
Offering costs	—	—	(94,614)	—	(94,614)
Reclassification to redeemable common stock	—	—	538,800	—	538,800
Repurchases of common stock	(110,447)	(111)	(538,689)	—	(538,800)
Distributions declared	—	—	—	(183,658)	(183,658)
Net loss	—	—	—	(7,697,988)	(7,697,988)
Balance, June 30, 2020	2,437,214	$2,437	$11,668,511	$(10,451,238)	$1,219,710

			Additional	Cumulative	Total
	Common Stock		Paid-in	Distributions	Stockholders'
	Shares	Amount	Capital	and Net Loss	Equity
Balance, December 31, 2018	1,503,390	$1,503	$7,222,563	$(841,242)	$6,382,824
Issuance of common stock	682,219	682	3,410,413	—	3,411,095
Stock compensation expense	3,600	4	17,996	—	18,000
Offering costs	—	—	(104,567)	—	(104,567)
Reclassification to redeemable common stock	—	—	(1,361,634)	—	(1,361,634)
Repurchases of common stock	(85,066)	(85)	(412,544)	—	(412,629)
Distributions declared	—	—	—	(279,006)	(279,006)
Net loss	—	—	—	(502,040)	(502,040)
Balance, June 30, 2019	2,104,143	$2,104	$8,772,227	$(1,622,288)	$7,152,043
See accompanying notes to condensed consolidated financial statements.

BRIX REIT, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(7,697,988)	$(502,040)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	256,450	19,094
Stock compensation expense	20,000	18,000
Deferred rent	(128,869)	(3,882)
Amortization of deferred financing costs	27,821	8,668
Impairment of real estate investments	6,195,300	—
Impairment of intangible asset	165,148	—
Loss from equity method investment in unconsolidated entity	929,058	195,082
Distributions from investments in unconsolidated entities	81,822	185,681
Changes in operating assets and liabilities:
Decrease in tenant receivables	131,162	—
Decrease (increase) in prepaid and other assets	12,424	(5,172)
(Decrease) increase in accounts payable, accrued and other liabilities	(48,083)	80,536
(Decrease) increase in due to affiliates, net	(240,773)	124,053
Net cash (used in) provided by operating activities	(296,528)	120,020

Cash Flows from Investing Activities:
Acquisition of real estate investment	—	(12,423,807)
Investments in unconsolidated entities	—	(132,000)
Net cash used in investing activities	—	(12,555,807)

Cash Flows from Financing Activities:
Proceeds from mortgage note payable	—	6,187,500
Repayments of mortgage note payable	(30,328)	—
Borrowings from unsecured credit facility	803,500	5,000,000
Payments of deferred financing costs	—	(136,877)
Proceeds from issuance of common stock	358,879	3,249,526
Payments of offering costs to affiliate	(94,614)	(103,269)
Investors deposits	—	935
Repurchases of common stock	(538,800)	(412,629)
Distributions paid to common stockholders	(93,256)	(105,649)
Net cash provided by financing activities	405,381	13,679,537

Net increase in cash and cash equivalents	108,853	1,243,750
Cash and cash equivalents, beginning of period	226,132	872,262
Cash and cash equivalents, end of period	$334,985	$2,116,012

Supplemental Disclosure of Cash Flow Information:
Interest paid	$124,811	$—

Supplemental Schedule of Noncash Financing Activities:
Reclassifications (from) to redeemable common stock	$(538,800)	$1,361,634
Increase in share repurchases payable	$—	$76,350
Distributions reinvested in common stock	$90,402	$161,569
(Decrease) increase in accrued reinvested distributions payable	$(45,931)	$11,758
See accompanying notes to condensed consolidated financial statements.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 1. Business and Organization
BRIX REIT, Inc. (the "Company") was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes beginning with the taxable year ending December 31, 2018 and expects to operate in a manner that will allow it to continue to qualify as a REIT for U.S. federal income tax purposes.
The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. On November 11, 2017, the Company filed an offering circular on Form 1-A with the Securities and Exchange Commission (the "SEC") pursuant to Regulation A under the Securities Act of 1933, as amended, also known as "Reg A+", to qualify the offering of 10,000,000 shares of its common stock for a price equal to $5.00 per share (the "Offering"). The Company obtained a notice of qualification from the SEC for the Offering on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.
On December 23, 2019, the Company obtained a notice of qualification from the SEC for a follow-on offering pursuant to a new offering circular on Form 1-A (the "Follow-on Offering" and collectively with the Offering, the "Offerings"), which qualified the offer and sale of up to $36,682,800 in share value of common stock, including $2,200,000 in share value of common stock pursuant to the Company's DRP. The Company commenced selling its shares of common stock pursuant to the Follow-on Offering on January 2, 2020. The Company originally offered its shares of common stock directly to the public. As disclosed in the Company's Follow-on Offering, North Capital Private Securities Corporation ("North Capital"), a registered broker-dealer, served as the dealer manager of the Follow-on Offering and offered shares of the Company's common stock on a "best efforts" basis until the suspension of the Follow-on Offering on March 30, 2020 (see below for additional discussion).
Through June 30, 2020, the Company had sold 2,771,148 shares of common stock in the Offerings, including 116,354 shares of common stock sold under its distribution reinvestment plan, for aggregate offering proceeds of $13,855,741.
The Company used the net proceeds from the Offerings primarily to invest, directly or indirectly, in properties and investments that met the Company's acquisition criteria, including student housing properties, single-tenant income-producing retail properties, including a quick service restaurant and a fitness center, near colleges and universities or in other locations with above average concentrations of younger demographic profiles commensurate with Millennial and Generation Z related activities.
The novel coronavirus ("COVID-19") pandemic that began during the first quarter of 2020 resulted in significant impairment of the value of the Company's real estate investments and properties and an estimated net asset value ("NAV") per share of $0.32 (unaudited) as of March 31, 2020 compared with the $5.00 price per share in the Offerings (see "Significant Decrease in NAV and Non-reinstatement of the Company's Follow-on Offering, DRP or SRP" below). As such, the Company's board of directors (the "Board") commenced an evaluation of strategic alternatives during the second quarter of 2020. On August 6, 2020, our Board, including all of the independent directors, unanimously approved a plan of complete liquidation and dissolution (the "Plan of Liquidation"), subject to the approval of a majority of the holders of the outstanding shares of the Company’s common stock. Our Board determined that the Plan of Liquidation is the best alternative available to the Company given the impact of the COVID-19 pandemic on the Company’s tenants and resulting decline in the Company’s NAV per share. The Board, therefore, recommended that the Company’s stockholders approve the Plan of Liquidation. The Plan of Liquidation was submitted for stockholders’ approval on August 7, 2020, and on September 15, 2020, the Plan of Liquidation was approved by 76.6% of the Company’s stockholders, which represented 91.1% of votes cast. The Plan of Liquidation provides for the sale of all or substantially all of the Company assets. The Company will use the proceeds of such sales to pay or provide for payment of the Company’s liabilities and expenses and will distribute the remaining proceeds from the liquidation of the assets, if any, to stockholders, after which the Company will wind up its operations and dissolve. The Company expects to implement the Plan of Liquidation over the next 12 months. On August 10, 2020, the Company filed a Current Report on Form 1-U covering the Plan of Liquidation with the SEC.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Advisory Agreements
The Company is externally managed by modiv Advisors, LLC ("Advisor"), an indirect wholly-owned subsidiary of RW Holdings NNN REIT, Inc. ("NNN REIT"), as provided in an advisory agreement effective as of February 3, 2020 (the "Advisory Agreement"), as further described in Note 6.
From the Company's inception through October 28, 2019, the Company was externally managed by Brix Student Housing Operator, LLC ("Former Advisor"), which was wholly-owned by BrixInvest, LLC (the "Former Sponsor" and the former sponsor of NNN REIT), pursuant to an advisory agreement (the "Former Advisory Agreement"), as further described in Note 6.
Effective October 28, 2019, the Company and its Former Advisor and Former Sponsor mutually agreed to terminate the Former Advisory Agreement and the Company became self-managed. On January 31, 2020, the Company entered into the Advisory Agreement discussed above and the Company discontinued its interim period of internal self-management. Certain of the Company's directors and executive officers are also directors, managers and executive officers of the Company's Advisor and its affiliates.
Prior to February 3, 2020, the Company employed investor relations personnel on payroll, but the expenses were completely reimbursed to the Company by its Former Sponsor as part of the organizational and offering services it provided to the Company through October 28, 2019. The Company's Former Sponsor managed its organization and the Offering and provided marketing, administrative services and the funds for investor relations. The Company's Former Sponsor was entitled to reimbursement of such expenses, but reimbursement did not exceed an amount equal to 3% of gross offering proceeds. Certain of the Company's directors and executive officers were also former directors, managers and executive officers of the Company's Former Sponsor, the Company's Former Advisor and their affiliates.
Restructuring of the 24 Hour Fitness Lease and Suspension of the Company's Follow-on Offering, Distribution Reinvestment Plan and Share Repurchase Program
The COVID-19 pandemic began having significant impacts in the United States in March 2020 as business closures and recommendations to stay at home became prevalent. Government mandated closures of colleges and universities, gyms and retail establishments, among others, has resulted in a significant impairment of the value of the Company's real estate investments and properties. The Company's primary student housing investment stopped issuing distributions in April 2020, and 24 Hour Fitness USA, Inc. ("24 Hour Fitness"), the tenant in the Company's Fort Worth, Texas property, has not paid rent since March 2020. The only rent payments the Company is receiving as of the filing date of this report are from its Manhattan, Kansas property leased to Starbucks Corporation ("Starbucks"). Furthermore, the Company has restructured the 24 Hour Fitness lease to provide rent abatement from April 1, 2020 through September 30, 2020 and a substantial decrease in rent thereafter, in order to increase the likelihood of retaining 24 Hour Fitness as a tenant; however, acceptance of the lease remains subject to the 24 Hour Fitness bankruptcy proceeding which was filed on June 15, 2020 under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. The restructured 24 Hour Fitness lease was treated as a modification under the Financial Accounting Standards Board ("FASB") issued FASB Staff Q&A related to Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (the "Topic 842 Q&A").
On March 30, 2020, the Company announced the suspension of its Follow-on Offering, its Distribution Reinvestment Plan ("DRP") and its Share Repurchase Program ("SRP") until such time, if any, that the Board determines to reinstate the Company's Follow-on Offering, DRP and SRP following the completion of a valuation of the Company’s real estate properties and investments. In order to evaluate the impact of the COVID-19 pandemic on the value of the Company's real estate properties and investments, the Board engaged an independent third-party real estate advisory and consulting firm to perform an independent valuation of the Company's real estate properties and investments for the purpose of assisting the Board in determining the Company's estimated NAV per share.
Significant Decrease in NAV and Non-reinstatement of the Company's Follow-on Offering, DRP or SRP
On May 19, 2020, the Board approved and established an estimated NAV per share of the Company's common stock of $0.32 (unaudited) which was announced on May 22, 2020 (see Current Report on Form 1-U filed with the SEC on May 22, 2020 for additional information on the Company's estimated NAV per share). The Board determined not to reinstate the Follow-on Offering, DRP or SRP at that time, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Going Concern and Plan of Liquidation
Under FASB Accounting Standards Update ("ASU") 2014‑15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern ("ASU 2014‑15"), management has the responsibility to evaluate whether conditions and/or events raise substantial doubt about the Company’s ability to meet its future financial obligations as they become due within one year after the date that the consolidated financial statements are issued. This standard requires that management’s evaluation initially shall not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued.
Management performed a going concern assessment in June 2020 and concluded that the following conditions arising due to the outbreak of COVID-19, which spread throughout the United States during the first and second quarters of 2020, the magnitude and duration of which continue to evolve globally and in the United States, raised substantial doubt about the Company’s ability to meet its financial obligations as they become due, and continue as a viable company.
As a result of management's going concern conclusion, the Company evaluated strategic alternatives, including a potential reopening of the Follow-on Offering, which could be limited to existing investors, and/or a plan of liquidation. Based on this assessment, the Board recommended a liquidation of the Company and on September 15, 2020, the Company's stockholders approved the Plan of Liquidation. The Plan of Liquidation provides for the sale of all or substantially all of the Company’s assets. The Company expects to use the proceeds of such sales to pay or provide for payment of the Company’s liabilities and expenses and expects to distribute the remaining proceeds of the liquidation of the assets, if any, to the Company’s stockholders, after which the Company will wind up operations and dissolve.
In the meantime, the Company sold both of its student housing investments in limited liability companies in August 2020 for $213,210 as further discussed in Notes 4 and 8, and engaged brokers to market its approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust ("Stadium View"), and its approximate 1.0% interest in ACA Illinois Tier 1 Student Housing DST, a Delaware statutory trust ("ACA Illinois"), to prospective investors. The Company plans to list its real estate property leased to Starbucks to prospective buyers in the next 30 days and is also evaluating when to list the property leased to 24 Hour Fitness subject to developments in the 24 Hour Fitness bankruptcy.
The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The accompanying unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue to operate as a going concern.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") as contained within the FASB Accounting Standards Codification ("ASC") for interim financial statements and the rules and regulations of the SEC. The financial statements include all the accounts of the Company. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. Such unaudited condensed consolidated financial statements and accompanying notes are the representations of the Company’s management, which is responsible for their integrity and objectivity. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2019 audited consolidated financial statements included in the Company’s Form 1-K filed with the SEC on June 12, 2020.
The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. The December 31, 2019 condensed consolidated balance sheet included herein was derived from the audited consolidated financial statements but does not include all disclosures or notes required by GAAP for complete financial statements.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Since the Plan of Liquidation was not approved by the Board until August 2020 and was not approved by stockholders until September 2020, the Plan of Liquidation was not imminent as of June 30, 2020. Therefore, the unaudited condensed consolidated financial statements have not been prepared using the liquidation basis of accounting. Effective for the year ending December 31, 2020, the Company will prepare and present its annual consolidated financial statements using the liquidation basis of accounting.
Use of Estimates
The preparation of the unaudited condensed consolidated financial statements and accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition
The Company adopted FASB ASU No. 2016-02, Leases (Topic 842) ("ASU No. 2016-02"), and the related FASB ASU Nos. 2018-10, 2018-11, 2018-20 and 2019-01 effective January 1, 2019, which provide practical expedients, technical corrections and improvements for certain aspects of ASU No. 2016-02, on a modified retrospective basis (collectively "Topic 842"). Topic 842 establishes a single comprehensive model for entities to use in accounting for leases and supersedes the previous leasing guidance. Topic 842 applies to all entities that enter into leases. Lessees are required to report assets and liabilities that arise from leases. Lessor accounting has largely remained unchanged; however, certain refinements were made to conform with revenue recognition guidance, specifically related to the allocation and recognition of contract consideration earned from lease and nonlease revenue components. Topic 842 impacts the Company's accounting for leases solely as a lessor.
As a lessor, the Company's leases with tenants generally provide for the lease of real estate properties, as well as common area maintenance, property taxes and other recoverable costs. Under Topic 842, the lease of space is considered a lease component while the common area maintenance, property taxes and other recoverable costs billings are considered nonlease components, which fall under revenue recognition guidance in ASU No. 2014-09. However, upon adopting the guidance in Topic 842, the Company opted to apply the practical expedient provided by ASU No. 2018-11 to recognize the lease and non-lease components together as one single component. This determination was based on the consideration that (1) the timing and pattern of transfer of the nonlease components and associated lease component are the same, and (2) the lease component, if accounted for separately, would be classified as an operating lease. As the lease of properties is the predominant component of the Company's leasing arrangements, the Company accounted for all lease and nonlease components as one-single component under Topic 842. To reflect recognition as one lease component, rental income and tenant reimbursements and other lease related property income that meet the requirements of the practical expedient provided by ASU No. 2018-11 have been combined under rental income subsequent to the adoption of Topic 842. For the six months ended June 30, 2020 and 2019, tenant reimbursements included in rental income amounted to $14,714 and $0, respectively.
The Company recognizes rental income from tenants under operating leases on a straight-line basis over the noncancelable term of the lease when collectability of such amounts is reasonably assured. Recognition of rental income on a straight-line basis includes the effects of rental abatements, lease incentives and fixed and determinable increases in lease payments over the lease term. If the lease provides for tenant improvements, management of the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company.
When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that the tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

•	whether the lease stipulates how a tenant improvement allowance may be spent;

•	whether the amount of a tenant improvement allowance is in excess of market rates;

•	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

•	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

•	whether the tenant improvements are expected to have any residual value at the end of the lease.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Tenant reimbursements of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred and presented gross if the Company is the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk. In instances where the operating lease agreement has an early termination option, the termination penalty is based on a predetermined termination fee or based on the unamortized tenant improvements and leasing commissions.
The Company evaluates the collectability of rents and other receivables on a regular basis based on factors including, among others, payment history, credit rating, the asset type, lease modifications and current economic conditions. If the Company’s evaluation of these factors indicates it may not recover the full value of the receivable, it will provide an allowance against the portion of the receivable that it estimates may not be recovered. This analysis requires the Company to determine whether there are factors indicating a receivable may not be fully collectible and to estimate the amount of the receivable that may not be collected.
Bad Debts and Allowances for Tenant and Deferred Rent Receivables
Upon the adoption of Topic 842 on January 1, 2019, the Company's determination of the adequacy of its allowances for tenant receivables includes a binary assessment of whether or not the amounts due under a tenant’s lease agreement are probable of collection. For such amounts that are deemed probable of collection, revenue continues to be recorded on a straight-line basis over the lease term. For such amounts that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination. In addition, for tenant and deferred rent receivables deemed probable of collection, the Company also may record an allowance under other authoritative GAAP depending upon the Company's evaluation of the individual receivables, specific credit enhancements, current economic conditions, and other relevant factors. Such allowances are recorded as increases or decreases through rental income in the Company's consolidated statements of operations.
In addition, with respect to tenants in bankruptcy, management makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. When a tenant is in bankruptcy, the Company will record a bad debt allowance for the tenant’s receivable balance and generally will not recognize subsequent rental revenue until cash is received or until the tenant is no longer in bankruptcy and has the ability to make rental payments.
Income Taxes
The Company elected to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code beginning with its taxable year ended December 31, 2018. The Company expects to operate in a manner that will allow it to continue to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).
As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to continue to qualify for treatment as a REIT. The Company has no taxable income for the taxable years ended December 31, 2018 and 2019 and does not expect to have taxable income in future periods. The Company had concluded that there are no significant uncertain tax positions requiring recognition in its unaudited condensed consolidated financial statements. The Company has not been assessed interest or penalties by any major tax jurisdictions.
Other Comprehensive Loss
For the six months ended June 30, 2020 and 2019, other comprehensive loss is the same as net loss.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Per Share Data
The Company reports both basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS excludes dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted EPS uses the treasury stock method or the if-converted method, where applicable, to compute for the potential dilution that would occur if dilutive securities or commitments to issue common stock were exercised. Diluted EPS is the same as Basic EPS for the six months ended June 30, 2020 and 2019 as the Company had a net loss for both periods and there were no outstanding securities or commitments to issue common stock that would have a dilutive effect for the six months ended June 30, 2020 and 2019.
Fair Value Measurements and Disclosures
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy, which is based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value, is as follows:
Level 1: quoted prices in active markets for identical assets or liabilities;
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models, and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:
Cash and cash equivalents, tenant receivables, prepaid and other assets, accounts payable, accrued and other liabilities, due to affiliates and redeemable common stock: These balances approximate their fair values due to the short maturities of these items.
Mortgage Note Payable: The fair value of the Company’s mortgage note payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
Unsecured credit facility: The fair value of the Company’s unsecured credit facility approximates its carrying value as the interest rate is variable and the balances approximate their fair values due to the short maturities of this facility.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.
Impairment of Real Estate
The Company regularly monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company records an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset.
The COVID-19 pandemic and government mandated closures of retail establishments resulted in significant impairments of the value of the Company's real estate properties during the six months ended June 30, 2020. The accompanying unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2020 reflect the impairment adjustments since COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. This loss of value was recognized in the Company’s estimated NAV per share of $0.32 (unaudited) which was reported on May 22, 2020. The Company recorded an aggregate impairment charge of $5,289,389 for the 24 Hour Fitness property located in Fort Worth, Texas and the Starbucks property located in Manhattan, Kansas during the six months ended June 30, 2020 (see Note 3 for detailed discussion).
Investments in Unconsolidated Entities
The Company accounts for investments that do not have a readily determinable fair value and over which the Company does not have the ability to exercise significant influence and has virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments are recognized as distribution income when received to the extent they represent net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments are evaluated on at least a semi-annual basis to determine whether there are declines in fair value of the cost method investment which are determined to be other-than-temporary. Other-than-temporary declines in fair value are recognized as impairment charges through earnings.
The Company accounts for investments in entities over which it has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed periodically for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded through earnings.
The COVID-19 pandemic and government mandated closures of colleges and universities and gym facilities resulted in a significant impairment of the value of the Company's investments in entities involved in student housing and facilities during the six months ended June 30, 2020. The accompanying unaudited condensed consolidated financial statements reflect impairment adjustments related to the COVID-19 pandemic. This loss of value was also recognized in the Company’s estimated NAV per share of $0.32 (unaudited) which was reported on May 22, 2020. The Company recorded an aggregate impairment charge of $905,911 for the investments in Stadium View and ACA Illinois during the six months ended June 30, 2020 (see Note 4 for detailed discussion).

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Intangible Asset
Intangible asset, net consists of website development costs. The intangible asset is amortized over the estimated useful life of three years using the straight-line method. No significant residual value is estimated for the intangible asset. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. The Company evaluates long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. As of December 31, 2019, the unamortized carrying amount of intangible asset was $198,178. The related amortization expense for the six months ended June 30, 2020 was $33,030. Due to the impacts of the COVID-19 pandemic, the Company evaluated its intangible asset for impairment, and determined and recorded a full impairment charge for the intangible asset's unamortized balance of $165,148 as of June 30, 2020 since the Company will no longer be offering its shares for sale to investors. The accompanying unaudited condensed consolidated financial statements reflect the impairment adjustment related to the COVID-19 pandemic.
Concentration of Risk
The Company currently maintains substantially all of its cash with a major financial institution. At times, the cash balances exceed the amount insured by the Federal Deposit Insurance Corporation; however, the Company believes it places cash balances with quality financial institutions which limits its credit risk. See Notes 3 and 4 for concentration of risk related to portfolio asset concentration and Note 6 for concentration of risk associated with the management of investments in student housing properties.
Distributions
The Company elected to be treated as a REIT beginning with the taxable year ended December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. The Company had no taxable income for the taxable years ended December 31, 2018 and 2019 and does not expect to have taxable income in future periods. On May 22, 2020, the Company announced that distributions to holders of its shares have been suspended indefinitely due to the impacts of the COVID-19 pandemic. Distributions are authorized at the discretion of the Board, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.
Distribution Reinvestment Plan
The Company adopted a DRP through which common stockholders may elect to reinvest any amount up to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the DRP would acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price per share in the Offering was $5.00 per share.
On March 30, 2020, the Company announced the suspension of the DRP until such time, if any, that the Board determines its reinstatement after completion of a valuation of the Company’s real estate properties and investments by an independent valuation expert and the Company's announcement of its estimated NAV per share. On May 22, 2020, the Company announced its new estimated NAV per share of $0.32 (unaudited), and the Board determined that, along with the indefinite suspension of distributions, there would be no reinstatement of the DRP, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering and the adoption of the Plan of Liquidation.
Related Party Transactions
The Company recorded all related party fees as incurred, subject to certain limitations described in the Company’s Advisory Agreement (see Note 6).

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Redeemable Common Stock
The Company adopted a SRP that enables stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time was equal to the offering price per share less an administrative charge of 3% of the share repurchase price proceeds if the shares were owned for less than one year, 2% if the shares were owned less than two years but greater than one year, and 1% if the shares were owned for less than three years but greater than two years. There was no administrative charge for shares held for at least three years.
Stockholders who wished to have their shares repurchased through the SRP had to notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.
The Board may amend, suspend or terminate the SRP upon 10 days’ notice to stockholders. On March 30, 2020, the Company announced the suspension of the SRP until such time, if any, that the Board determines to reinstate the SRP after completion of a valuation of the Company’s real estate properties and investments by an independent valuation expert and the Company's announcement of its estimated NAV per share. On May 22, 2020, the Company announced its new estimated NAV per share of $0.32 (unaudited), and the Board determined that, along with the indefinite suspension of the Follow-on Offering, there would be no reinstatement of the SRP, given the significant decrease in the estimated NAV per share from the prior selling price of $5.00 per share in the Follow-on Offering and the adoption of the Plan of Liquidation.
Recent Accounting Pronouncements
New Accounting Standards Issued and Adopted
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement ("ASU No. 2018-13"). ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for the Company beginning January 1, 2020. Entities were permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The adoption of ASU No. 2018-13 on January 1, 2020 did not have a material impact on the Company's consolidated financial statements.
In April 2020, the FASB issued a FASB Staff Q&A related to Topic 842 and Topic 840: Accounting for Lease Concessions Related to the Effects of the COVID-19 Pandemic (the "Topic 842 Q&A"). The Company adopted the lease accounting standards of Topic 842 beginning January 1, 2019. Under Topic 842, subsequent changes to lease payments that are not stipulated in the original lease contract are generally accounted for as lease modifications. Some contracts may contain explicit or implicit enforceable rights and obligations that require lease concessions if certain circumstances arise that are beyond the control of the parties to the contract. If a lease contract provides enforceable rights and obligations for concessions in the contract and no changes are made to that contract, the concessions are not accounted for under the lease modification guidance in Topic 842. If concessions granted by lessors are beyond the enforceable rights and obligations in the contract, entities would generally account for those concessions in accordance with the lease modification guidance in Topic 842.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Because of the unprecedented and global nature of the COVID-19 pandemic, the FASB staff is aware that it may be exceedingly challenging for entities to determine whether existing contracts provide enforceable rights and obligations for lease concessions and whether those concessions are consistent with the terms of the contract or are modifications to the contract. As such, the FASB staff believes that it would be acceptable for entities to make an election to account for lease concessions related to the effects of the COVID-19 pandemic consistent with how those concessions would be accounted for under Topic 842, as though enforceable rights and obligations for those concessions existed (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the contract). Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance in Topic 842 to those contracts. This election is available for concessions related to the effects of the COVID-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee. For example, this election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract. The FASB staff expects that reasonable judgment will be exercised in making those determinations. Some concessions will provide a deferral of payments with no substantive changes to the consideration in the original contract. A deferral affects the timing, but the amount of the consideration is substantially the same as that required by the original contract.
The FASB staff expects that there will be multiple ways to account for those deferrals, none of which the FASB staff believes are more preferable than the others. Two of those methods are: (1) account for the concessions as if no changes to the lease contract were made; under that accounting, a lessor would increase its lease receivable, and a lessee would increase its accounts payable as receivables/payments accrue; in its income statement, a lessor would continue to recognize income, and a lessee would continue to recognize expense during the deferral period; and (2) account for the deferred payments as variable lease payments.
The Company has elected to utilize the method wherein the concessions result in additional lease receivable during the deferral period as available under Topic 842 Q&A for lease concessions related to the effects of the COVID-19 pandemic. Other than the restructured lease with 24 Hour Fitness described in Note 3, the Company did not grant any lease concessions related to the effects of the COVID-19 pandemic for the six months ended June 30, 2020. Due to the continuing nature of the COVID-19 pandemic, there may be subsequent impacts from future tenant requests for lease concessions or deferrals for future periods. Future lease concessions may have an impact on the Company’s business, financial condition and results of operations, but the ultimate impact will largely depend on future developments with respect to the continued spread and treatment of COVID-19, which the Company cannot accurately predict at this time.
Note 3. Real Estate Investment, Net
The following table provides summary information regarding the Company’s real estate investment portfolio as of June 30, 2020:

Property	Location	Acquisition Date	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
24 Hour Fitness	Fort Worth, TX	6/11/2019	Retail	$6,979,781	$633,000	$(442,694)	$7,170,087
Starbucks	Manhattan, KS	9/27/2019	Retail	1,669,421	112,567	(46,169)	1,735,819
				$8,649,202	$745,567	$(488,863)	$8,905,906

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Impairment Charges
During late March 2020, the Company learned that there would be a substantial impact on the commercial real estate market and primarily on retail establishments due to the COVID-19 pandemic and the requirement of an indefinite and potentially extended period of retail store closures. The Company's 24 Hour Fitness property in Fort Worth, Texas, was closed in mid-March 2020 due to the COVID-19 pandemic and recently opened with a limited schedule and reservation requirement. 24 Hour Fitness has not paid rent since March 2020. In May 2020, the Company restructured its lease with 24 Hour Fitness to provide rent abatement through September 30, 2020, a substantial decrease in rent thereafter, and an extended lease maturity to March 31, 2032. On June 15, 2020, 24 Hour Fitness filed for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. The changes to the lease were made to increase the likelihood that the lease will not be rejected in the 24 Hour Fitness bankruptcy proceeding; however, the amended lease remains subject to confirmation in the bankruptcy proceeding. The Company also determined that the COVID-19 pandemic has had negative impacts on its Starbucks property. This loss of value was recognized in the Company’s estimated NAV per share of $0.32 (unaudited), which was reported on May 22, 2020.
Based on an evaluation of the value of the 24 Hour Fitness and Starbucks properties, the Company determined that impairment charges were required to reflect the reduction in the carrying value of the two properties due to the COVID-19 pandemic. The Company recorded aggregate impairment charges of $5,289,389 during the six months ended June 30, 2020.
The details of the Company's real estate impairment charges for the six months ended June 30, 2020 are as follows:

Property	Location	Six Months Ended June 30, 2020
24 Hour Fitness	Fort Worth, TX	$5,182,276
Starbucks	Manhattan, KS	107,113
		$5,289,389
Current Year and Prior Year Period Acquisition:
There was no acquisition of real estate investment property during the six months ended June 30, 2020. During the six months ended June 30, 2019, the Company acquired the following property:

Property	Acquisition Date	Land	Buildings and Improvements	Tenant Origination and Absorption Costs	Total
24 Hour Fitness	6/11/2019	$2,964,202	$8,818,811	$1,012,044	$12,795,057

Purchase price	$12,375,000
Acquisition and closing costs	420,057
Capitalized acquisition fee paid to affiliate (see Note 6)	(371,250)
Acquisition of real estate investment before financing	$12,423,807
The non-cancelable lease term of the property acquired during the six months ended June 30, 2019 is as follows:

Property	Lease Expiration (a)
24 Hour Fitness	3/31/2027

(a)	The lease expiration was extended to March 31, 2032 in the May 2020 amendment to the lease which is further described above.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The purchase price allocations reflected in the unaudited condensed consolidated financial statements are based upon estimates and assumptions at the time of acquisition that are subject to change, which may impact the fair value of the assets and liabilities above (including real estate investments, other assets and accrued liabilities).
During the six months ended June 30, 2019, the Company recognized $54,302 of total revenue related to this property.
Current and Prior Year Period Disposition:
There was no disposition of real estate investment property during the six months ended June 30, 2020 and 2019.
Operating Leases
As of June 30, 2020, the future minimum contractual rent payments, which reflect the restructured lease terms for 24 Hour Fitness as discussed in Note 1, due to the Company under the Company’s non-cancelable operating leases over the next five years and thereafter, excluding any renewal periods, are as follows:

July through December 2020	$268,803
2021	756,306
2022	792,864
2023	805,050
2024	810,363
2025	815,676
Thereafter	5,038,443
$9,287,505
Revenue Concentration
The Company’s revenue concentration, based on tenants representing greater than 10% of total revenues for the six months ended June 30, 2020 and 2019, was as follows:

	Six Months Ended June 30,
Property and Location	2020		2019
	Revenue	Percentage of Total Revenue	Revenue	Percentage of Total Revenue
24 Hour Fitness, TX	$226,890	76.3%	$54,302	100.0%
Asset Concentration
The Company’s portfolio asset concentration (greater than 10% of total assets) as of June 30, 2020 and December 31, 2019 was as follows:

	June 30, 2020		December 31, 2019
Property and Location	Net Carrying Value	Percentage of Total Assets	Net Carrying Value	Percentage of Total Assets
24 Hour Fitness, TX	$7,170,087	57.4%	$12,546,839	62.7%
Starbucks, KS	$1,735,819	13.9%	$—	—%

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Lease Intangible Assets
As of June 30, 2020, the Company’s lease intangible assets were as follows:

Tenant Origination and Absorption Costs
Cost	$745,567
Accumulated amortization	(131,021)
Net amount	$614,546
The lease intangible assets for the 24 Hour Fitness and Starbucks properties as of June 30, 2020 reflect impairments recorded and the extended maturity for 24 Hour Fitness discussed above. The lease intangible assets acquired in connection with the property acquisitions have a weighted average remaining amortization period of approximately 11.3 years as of June 30, 2020.
The amortization of lease intangible assets over the next five years and thereafter is expected to be as follows:

Tenant Origination and Absorption Costs
July through December 2020	$27,492
2021	54,984
2022	54,984
2023	54,984
2024	54,984
2025	54,984
Thereafter	312,134
$614,546
Note 4. Investments in Unconsolidated Entities
The Company’s investments in unconsolidated entities as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	December 31, 2019
ACA Stadium View Student Housing DST ("Stadium View")	$2,825,158	$4,722,739
AC Prado, LLC ("AC Prado") (1)	77,250	77,250
ACA Illinois Tier 1 Student Housing DST ("ACA Illinois")	186,790	206,000
AC Villas, LLC ("AC Villas") (1)	135,960	135,960
Total	$3,225,158	$5,141,949

(1)
On August 11, 2020, the Company completed the sale of its interest in these two investments to the Wirta Family Trust at their carrying values. Mr. Raymond Wirta is a Trustee of the Wirta Family Trust and the Company's chairman of the Board.

The Company’s net losses from investments in unconsolidated entities for the six months ended June 30, 2020 and 2019 were $922,393 and $195,082, respectively. The Company's investment in Stadium View is accounted for under the equity method of accounting and the other investments are accounted for under the cost method of accounting. All of the Company’s investments in the above student housing properties, with a carrying value of $3,225,158 as of June 30, 2020, are in the form of minority investments in affiliates of Arrimus Capital Advisor, LLC, a Delaware limited liability company ("Arrimus"), a related party.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Impairment Charges
The COVID-19 pandemic and government mandated closures of colleges and universities resulted in a significant impairment of the value of the Company's investments in entities involved in student housing during the six months ended June 30, 2020. This loss of value was also recognized in the Company’s estimated NAV per share of $0.32 (unaudited) which was reported on May 22, 2020. The Company recorded a total impairment charge of $905,911 for the investments in Stadium View and ACA Illinois during the six months ended June 30, 2020.
The details of the Company's real estate impairment charges for the six months ended June 30, 2020 are as follows:

Property	Location	Six Months Ended June 30, 2020
Stadium View	Ames, IA	$886,701
ACA Illinois	Champaign, IL	19,210
		$905,911
2020 and 2019 Investments
The Company did not make any new investments during the six months ended June 30, 2020. In addition to the acquisition of the property leased to 24 Hour Fitness described above, the Company made the following investment during the six months ended June 30, 2019:
AC Villas, LLC
On January 30, 2019, the Company invested $132,000 to acquire an approximate 1.0% interest in AC Villas, an affiliate of Arrimus. AC Villas acquired a student housing development which is located at 800 West 26th Street, Austin, Texas, ¼ mile from the University of Texas campus ("Villas on 26th Property"). Arrimus and Mr. Wirta have a business relationship through which Mr. Wirta receives financial consideration. Mr. Wirta is also the father of one of Arrimus’ principals. Therefore, the acquisition of the interest in AC Villas was approved by the Board, including the independent directors of the Company who serve as the conflicts committee of the Board. In connection with the acquisition of the Company’s interest, the Company paid an acquisition fee of $3,960 to the Former Advisor in accordance with the terms of its Former Advisory Agreement (see Note 6).
The Villas on 26th Property is a Class A student housing property built in 2014 and is comprised of 49 units with three- to six-bed layouts (182 beds) within one five-story building with ample subterranean parking. The dwelling units are fully furnished, including Polk audio surround sound systems, Apple TVs and 60” flat screens in every living room, stainless steel appliances, full sized washer/dryers, wood flooring and walk-in closets. The Villas on 26th Property has various amenities, including a fitness center open 24 hours per day, live feed security cameras throughout and a large hot tub on the mezzanine level. The Villas on 26th residents also enjoy access to nearby various retail spaces.
The Company has accounted for this investment using the cost method of accounting as the Company does not have the ability to exercise significant influence on AC Villas.
Investment Concentration
The Company’s portfolio asset concentration (greater than 10% of total assets) as of June 30, 2020 and December 31, 2019 was as follows:
Stadium View
On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests in Stadium View, a Delaware statutory trust formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company. The purchase price for the interests was $5,500,000, which constitutes an approximate 31.6% ownership interest in Stadium View. As of June 30, 2020 and December 31, 2019, the Company's investment in Stadium View represents 22.6% and 23.6% of the Company's total assets, respectively.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The following is a summary of the Company’s investment interest in Stadium View as of June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Purchase price	$5,500,000	$5,500,000
Capitalized acquisition fee to Former Advisor	412,032	412,032
Capitalized legal fees	6,667	6,667
Loss on impairment of investment in unconsolidated entity	(886,701)	—
Share in loss from investment in unconsolidated entity	(1,559,694)	(630,636)
Distributions received from investment in unconsolidated entity	(647,146)	(565,324)
Total	$2,825,158	$4,722,739
The following is unaudited, summarized financial information for Stadium View:

	June 30, 2020	December 31, 2019
Assets:
Real estate investments, net	$27,318,142	$37,025,619
Cash, cash equivalents and restricted cash	679,524	606,315
Other assets	6,636,546	193,966
Total assets	$34,634,212	$37,825,900

Liabilities:
Mortgage note payable, net	$25,043,960	$25,029,305
Other liabilities	638,241	716,629
Total liabilities	25,682,201	25,745,934
Total shareholders’ equity	8,952,011	12,079,966
Total liabilities and shareholders’ equity	$34,634,212	$37,825,900

	Six Months Ended June 30,
	2020	2019
Total revenue	$1,099,532	$1,352,152
Operating expenses:
Depreciation and amortization	1,002,970	1,094,200
Interest expense	521,051	495,328
Impairment of real estate investments	2,162,037	—
Other expense	357,360	380,776
Total expenses	4,043,418	1,970,304
Net loss	$(2,943,886)	$(618,152)
Note 5. Debt
Mortgage Note Payable, Net
The details of the Company’s mortgage note payable as of June 30, 2020 are as follows:

Collateral	Principal Amount	Contractual Interest Rate (1)	Effective Interest Rate (1)	Loan Maturity (2)
24 Hour Fitness property	$6,107,603	4.95%	4.95%	9/30/2021
Less unamortized deferred financing costs	(125,623)
Net	$5,981,980

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

(1)
Contractual interest rate represents the interest rate in effect under the mortgage note payable as of June 30, 2020. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2020.

(2)
The Forbearance Agreement, as defined below, dated September 2, 2020 accelerated the maturity date of the mortgage note from June 11, 2024 to September 30, 2021 (see Note 8 for detailed discussion of the Forbearance Agreement).

In May 2020, the Company received a three-month deferral of mortgage payments from the lender on the 24 Hour Fitness property to provide relief related to the absence of rent payments from the 24 Hour Fitness property. The Forbearance Agreement provided an additional two-month deferral, through September 2020, to cover the period of rent abatement agreed to in the May 2020 restructuring of the lease with 24 Hour Fitness. On June 29, 2020, the mortgage lender delivered a notice of default to the Company due to 24 Hour Fitness’s bankruptcy filing on June 15, 2020. The Company is also in default with respect to the net worth covenant as a result of the impairment charges reflected in its balance sheet as of June 30, 2020 and the material adverse changes that have impacted the Company. Therefore, the Company entered into the Forbearance Agreement with the lender on September 2, 2020 with respect to these events of default as further described in Note 8.
The following summarizes the face value, carrying amount and fair value of the Company’s mortgage note payable (Level 3 measurement) as of June 30, 2020 and December 31, 2019:

	June 30, 2020			December 31, 2019
	Face Value	Carrying Value	Fair Value Estimate	Face Value	Carrying Value	Fair Value Estimate
Mortgage note payable	$6,107,603	$5,981,980	$6,125,758	$6,137,931	$5,996,419	$6,442,338
Disclosures of the fair values of financial instruments are based on pertinent information available to the Company as of the period end and require a significant amount of judgment. The actual value could be materially different from the Company’s estimate of value.
Unsecured Credit Facility, Net
The details of the Company's outstanding borrowing under its unsecured credit facility follow:

	June 30, 2020	December 31, 2019
Unsecured credit facility	$4,999,861	$4,196,361
Less unamortized deferred financing costs	(6,935)	(18,867)
Net	$4,992,926	$4,177,494
The Company has a Business Loan Agreement and Promissory Note (the "Unsecured Credit Facility") with Pacific Mercantile Bank ("Lender"). The Unsecured Credit Facility was a revolving unsecured line of credit for a maximum principal amount of $6,000,000 and was scheduled to mature on June 11, 2019, unless earlier terminated. On April 30, 2019, the Unsecured Credit Facility was amended and restated, reduced to $5,000,000 and extended to September 11, 2019. On September 9, 2019, the Company received an extension of the Unsecured Credit Facility through October 15, 2020. On August 27, 2020, an additional amendment of the Unsecured Credit Facility provided an extension of the maturity to October 15, 2021 and eliminated the ability to draw additional funds. In the amendment, the parties acknowledged that there were events of default due to material adverse changes in the Company's financial condition that have occurred and the Lender agreed to forbear from exercising its available remedies until October 16, 2021, provided there are no future defaults.
Under the terms of the August 27, 2020 amendment, the Unsecured Credit Facility is secured by continuing guaranties executed by Mr. Wirta, Chairman of the Board, and a trust belonging to Mr. Wirta.
Under the terms of the Unsecured Credit Facility, the Company pays a variable rate of interest on outstanding amounts equal to one percentage point over an independent index published in The Wall Street Journal Prime Rate. The annual interest rate was 5.5% as of June 30, 2020 and 6.50% as of December 31, 2019. The interest rate as of August 31, 2020 is 5.50%, which is the minimum rate.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

All Debt Agreements
The following summarizes the future principal repayments of the Company’s mortgage note payable and Unsecured Credit Facility as of June 30, 2020:

	Mortgage Note Payable	Unsecured Credit Facility	Total
July through December 2020	$—	$—	$—
2021	6,107,603	4,999,861	11,107,464
Total debt	6,107,603	4,999,861	11,107,464
Less unamortized deferred financing costs	(125,623)	(6,935)	(132,558)
Net debt	$5,981,980	$4,992,926	$10,974,906
Interest Expense
The following is a reconciliation of the components of interest expense for the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30,
	2020	2019
Mortgage note payable:
Interest expense	$153,352	$17,015
Amortization of deferred financing costs	15,889	1,467
Unsecured credit facility:
Interest expense	133,694	17,153
Amortization of deferred financing costs	11,932	7,201
Total interest expense	$314,867	$42,836
Note 6. Related Party Transactions
The Company pays the independent members of its Board for services rendered in cash and/or shares in the Company. The total amount incurred was $68,125 for the six months ended June 30, 2020, including 4,000 shares issued at $5.00 per share in April 2020, 82,031 shares issued at $0.32 per share (unaudited) subsequent to June 30, 2020 and $12,500 accrued as of June 30, 2020 and paid in cash in July 2020. The total amount incurred during the six months ended June 30, 2019 was $18,000, which the Company paid by issuing shares of the Company's common stock to the directors in accordance with the terms of its director compensation program. In August 2020, the independent members of the Board agreed to a 73% reduction in their fees and will each be paid $2,500 per quarter starting with the third quarter of 2020.
During the six months ended June 30, 2020 and 2019, no business transactions occurred between the Company and NNN REIT or its affiliates, other than described below.
Investments
Investments in Arrimus controlled and/or managed entities are described below. Arrimus is a related party to Mr. Wirta (see Note 4). For each investment, the acquisition was approved by the Board, including the independent directors of the Company who serve as the conflicts committee of the Board, with Mr. Wirta recusing himself from voting.
The Company’s first investment of $5,918,699, including acquisition and legal fees of $418,699, was an approximate 31.6% interest in Stadium View, which was formed by Arrimus. As of June 30, 2020, this investment has a carrying value of $2,825,158.
The Company invested $77,250, including an acquisition fee of $2,250, for an approximate 0.5% interest in AC Prado. AC Prado’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus are under

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

common control and ownership (see Notes 4 and 8 for more detail regarding the subsequent sale of this investment to the Wirta Family Trust).
The Company also invested $206,000, including an acquisition fee of $6,000, for an approximate 1.0% interest in ACA Illinois. Arrimus is the sole member of ACA Illinois Tier 1 Depositor, LLC, which formed ACA Illinois. As of June 30, 2020, this investment has a carrying value of $186,790.
Lastly, the Company invested $135,960, including an acquisition fee of $3,960, for an approximate 1.0% interest in AC Villas, an affiliate of Arrimus (see Notes 4 and 8 for more detail regarding the subsequent sale of this investment to the Wirta Family Trust).
Advisory Agreements
On January 31, 2020, the Company entered into the Advisory Agreement with modiv Advisors, LLC, an indirect wholly-owned subsidiary of NNN REIT, effective as of February 3, 2020, pursuant to which substantially all of the Company's administrative functions and operations are performed by the Advisor. Consequently, effective February 3, 2020, the Company discontinued its interim period of internal self-management that commenced on October 28, 2019. Certain of the Company's directors and executive officers are also directors, managers and executive officers of the Company's Advisor and its affiliates.
The Company's Advisor is subject to the supervision of the Board and provides only services that are delegated to it. The conflicts committee of the Board is responsible for reviewing the performance of the Company's Advisor and determining that the compensation to be paid to it is reasonable in relation to the nature and quality of services performed and that the Company's investment objectives are being carried out. On May 6, 2020, NNN REIT and the Advisor agreed to discontinue charging the Company asset management fees, and waived the $311,203 accumulated accrued balance of asset management fees as of June 30, 2020, including $242,300 incurred in prior years, given the significant decline in the Company's financial condition that resulted from the COVID-19 pandemic. The Advisory Agreement provides for a termination notice period of 90 days.
The Company was externally managed by Brix Student Housing Operator, LLC, its Former Advisor, which was wholly-owned by BrixInvest, LLC, the Former Sponsor and the former sponsor of NNN REIT, from the Company's inception through October 28, 2019 pursuant to the Former Advisory Agreement. On September 19, 2019, the Company's Former Sponsor announced that it had entered into a contribution agreement with NNN REIT whereby it would contribute substantially all of its assets, including the Company's Former Advisor and the Former Advisory Agreement, to RW Holdings NNN REIT Operating Partnership, LP, NNN REIT's operating partnership ("NNN OP"), in exchange for units of limited partnership interest in NNN OP. The Company's Former Advisor managed the Company's portfolio of core real estate properties and real estate related assets and also provided asset management and other administrative services on its behalf until October 28, 2019.
Effective October 28, 2019, the Company's Former Advisor and the Company’s Former Sponsor mutually agreed to terminate the Former Advisory Agreement they entered into in November 2017 and the Company became temporarily self-managed. As discussed in detail below, the Company subsequently entered into the Advisory Agreement with modiv Advisors, LLC.
Under the terms of the Former Advisory Agreement, the Former Advisor was entitled to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as reimbursement of organization and offering costs incurred by the Former Advisor or Former Sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the Former Advisor or Former Sponsor in providing services to the Company. In addition, the Former Advisor was entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Former Advisory Agreement. The Former Sponsor also served as the former sponsor and former advisor for Rich Uncles Real Estate Investment Trust I ("REIT I") and the former sponsor of NNN REIT through December 31, 2019. On December 31, 2019, REIT I was merged into a wholly-owned subsidiary of NNN REIT.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The costs incurred by the Company pursuant to the Advisory Agreement for the six months ended June 30, 2020 and the Former Advisory Agreement for the six months ended June 30, 2019, as well as the related payable or receivable as of June 30, 2020 and December 31, 2019, are included and summarized in the table below. The receivable and payable are presented in the unaudited condensed consolidated balance sheets as "Due from affiliates" and "Due to affiliates".

	Six Months Ended June 30, 2020	June 30, 2020	Six Months Ended June 30, 2019	December 31, 2019
	Incurred	Payable	Incurred	Payable
Expensed:
Fees to affiliate (1)	$68,903	$—	$72,355	$242,300
Fees waived by affiliate (2)	(311,203)	—	—	—
Directors and officers’ insurance reimbursements	6,033	795	12,417	—
Expense reimbursements from Former Advisor / Former Sponsor (3)	—	—	(139,691)	1,377
Capitalized:
Acquisition fees	—	—	375,210	—
Reimbursable organizational and offering expenses (4)	—	—	104,567	—
Due to Advisor for costs advanced	—	2,109	—	—
		$2,904		$243,677

(1)
Included in fees to affiliates in the accompanying unaudited condensed consolidated statements of operations. The asset management fees of $68,903 and $72,355 for the six months ended and June 30, 2020 and 2019, respectively, are net of $22,968 and $24,119 in asset management fees waived, respectively, to support the monthly distributions during the start-up of operations.

(2)
On May 6, 2020, NNN REIT and the Advisor agreed to discontinue charging asset management fees, and waived the accrued balance for asset management fees aggregating $311,203 as of June 30, 2020, given the significant decline in the Company's financial condition that resulted from the COVID-19 pandemic.

(3)
Includes payroll costs related to Company employees that answered questions from prospective stockholders. See "Investor Relations Payroll Expense Reimbursement from Former Advisor / Former Sponsor" below. The Former Sponsor had agreed to reimburse the Company for these investor relations payroll costs which the Former Sponsor considered to be offering expenses in accordance with the Former Advisory Agreement.

(4)
As of June 30, 2019, the Former Sponsor had incurred $1,874,473 of organizational and offering expenses on behalf of the Company. However, the Company was only obligated to reimburse the Former Sponsor to the extent of 3.0% of gross offering proceeds, which was $330,335 for the period ended June 30, 2019 and was paid in full.

The following summarizes all compensation and fees that the Company had paid the Former Advisor, Former Sponsor and their affiliates and the Advisor and its affiliates.
Organization and Offering Costs
The Company was obligated to reimburse the Former Advisor or its affiliates for organizational and offering expenses (as defined in the Former Advisory Agreement) paid for by the Former Advisor on behalf of the Company. The Former Advisor managed and supervised all services related to the Offering and/or an offering. The Company reimbursed the Former Advisor for organizational and offering expenses up to 3.0% of gross offering proceeds. The Former Advisor and affiliates were responsible for any organizational and offering expenses to the extent they exceeded 3.0% of gross offering proceeds. For the period February 1, 2020 to June 30, 2020, the Advisor did not incur any organization and offering expenses on behalf of the Company. The organization and offering expenses of $94,614 for the six months ended June 30, 2020 were all paid by the Company. Through October 28, 2019, the termination date of the Former Advisory Agreement, the Company had reimbursed the Former Sponsor $173,473 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through October 28, 2019 was $173,473.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Investor Relations Payroll Expense Reimbursement from Former Advisor / Former Sponsor
Prior to February 2, 2020, the Company employed investor personnel to answer inquiries from potential investors regarding the Company and/or its Offerings. The payroll expense associated with the investor relations personnel was reimbursed by the Former Sponsor through October 28, 2019. The Former Sponsor considered these payroll costs to be offering expenses. There were no payroll expense reimbursements from the Advisor during the six months ended June 30, 2020. The payroll expense reimbursements from the Former Sponsor aggregated $139,691 for the six months ended June 30, 2019.
Acquisition Fees
The Company agreed to pay the Former Advisor acquisition fees in the amount equal to 3.0% of the costs of each investment. The total of all acquisition fees and acquisition expenses shall be reasonable and may not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the conflicts committee) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company. There were no acquisition fees incurred during the six months ended June 30, 2020. During the six months ended June 30, 2019, the Company incurred $375,210 of acquisition fees.
Asset Management Fees
In the respective advisory agreements, the Company agreed to pay the Advisor and the Former Advisor, and their respective affiliates, asset management fees in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, "total investment value" means, for any period, the total of the aggregate book value of all of the Company’s assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items. During the Company’s offering stage, the Advisor and the Former Advisor could elect, in their sole discretion, to defer all or any portion of their monthly asset management fee to support distributions.
On May 6, 2020, NNN REIT and the Advisor agreed to discontinue charging asset management fees, and waived the accrued balance for asset management fees aggregating $311,203 as of June 30, 2020, given the significant decline in the Company’s financial condition that resulted from the COVID-19 pandemic. The total amount of asset management fees incurred for the six months ended June 30, 2020 and 2019 was $68,903 and $72,355, respectively, of which $22,968 and $24,119, respectively, of the asset management fees was waived to support the monthly distributions during the start-up of operations.
Financing Coordination Fees
Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor provides a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtains relative to a property, the Company agreed to pay the Advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing. No financing fees were ever charged to the Company, and on May 6, 2020, NNN REIT and the Advisor agreed to discontinue charging any financing coordination fees.
Disposition Fee
For significant assistance in connection with the sale of a property, the Company agreed to pay the Advisor or its affiliates an amount equal to 3.0% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price. No disposition fees were ever charged to the Company, and on May 6, 2020, NNN REIT and the Advisor agreed to discontinue charging any disposition fees.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Liquidation Fees
The Company agreed to pay the Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30% of the increase in the resultant value per share compared to the Highest Prior NAV (as defined in the Advisory Agreement) per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return (as defined in the Advisory Agreement), pro-rated for the year in which the liquidation event occurs. No liquidation fees were ever charged to the Company, and on May 6, 2020, NNN REIT and the Advisor agreed to discontinue charging any liquidation fees.
Operating Expenses
Unless the Company’s conflicts committee and directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, the Company will not reimburse the Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2% of average invested assets or (ii) 25% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period. Annual operating expenses exceeded these limits as of the end of each past six-month calendar period; however, no requests were made to justify the excess expenses and the Company made no reimbursements. In addition, the Company did not reimburse the Advisor or Former Advisor and its affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees.
Subordinated Participation Fees
The Company did not pay the Former Advisor or its affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee was only due if the Preferred Return, as defined in the Former Advisory Agreement, was achieved. The current Advisory Agreement does not include a provision for subordinated participation fees.
Note 7. Commitments and Contingencies
Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Economic Dependency
The Company depends on the Advisor for certain services that are essential to the Company, including the disposition of its investments and real estate properties under the Plan of Liquidation; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that the Advisor is unable to provide these services, the Company will be required to obtain such services from other sources.
Legal and Regulatory Matters
From time-to-time, the Company may become party to legal proceedings that arise in the ordinary course of its business. Other than as described below, the Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
The Company generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments has had an adverse effect on the Company.

BRIX REIT, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Note 8. Subsequent Events
The Company evaluates subsequent events up until the date the financial statements are issued.
Plan of Liquidation
The Company submitted the Plan of Liquidation for stockholders’ approval on August 7, 2020 and on September 15, 2020, it was approved by stockholders holding 76.6% of the Company’s outstanding shares of common stock, representing 91.1% of the shares voted (see Note 1 for details).
Board of Directors
Effective June 24, 2020, an additional director was appointed to the Board. In the Company’s ongoing efforts to reduce expenses, one director voluntarily resigned from the Board effective as of August 5, 2020, and on August 6, 2020, the Company’s remaining three independent directors agreed to a 73% reduction in their compensation and will receive $2,500 per quarter for their services to the Company.
Sale of Certain Investments in Unconsolidated Entities
On August 11, 2020, the Company completed the sale of its 1.0% interest in AC Villas and 0.5% interest in AC Prado to the Wirta Family Trust, for their carrying values of $135,960 and $77,250, respectively, resulting in no gain or loss. Mr. Wirta is the chairman of the Company's Board and a Trustee of the Wirta Family Trust.
Amendment to Unsecured Credit Facility
On August 27, 2020, pursuant to a Fourth Amendment to Loan Agreement (the "Fourth Amendment") with Lender, the Company amended its $5,000,000 Unsecured Credit Facility with Lender to extend the maturity date from October 15, 2020 to October 15, 2021 (see Note 5). Under the Fourth Amendment, Lender agreed to forbear from exercising its remedies with respect to events of default that existed under the Unsecured Credit Facility as of August 27, 2020 until October 16, 2021, provided there are no future defaults, and has no obligation to make additional loans under the Unsecured Credit Facility. In connection with the Fourth Amendment, the Company's Chairman, Mr. Wirta, and the Wirta Family Trust have guaranteed the Company’s obligations under the Unsecured Credit Facility. The Company paid a $10,000 loan extension fee to Lender in connection with the Fourth Amendment.
Forbearance Agreement
On September 2, 2020, the Company and its subsidiary that owns the property in Fort Worth, Texas that is leased to 24 Hour Fitness, entered into a forbearance agreement with the mortgage lender for the property, NexBank, with respect to the event of default that arose under the existing Amended and Restated Loan Agreement dated October 18, 2019 (the "Loan Agreement") between the Company, its subsidiary and NexBank, as amended, due to 24 Hour Fitness’s bankruptcy filing in June 2020, along with related defaults for material adverse changes and the Company’s net worth covenant under the Loan Agreement (the "Forbearance Agreement"). Under the terms of the Forbearance Agreement, NexBank agreed to extend the previous three-month deferral of mortgage payments to include the months of August and September 2020, and to forbear from exercising its default remedies under the Loan Agreement provided that 24 Hour Fitness does not reject its current lease on the property in 24 Hour Fitness’s current bankruptcy proceedings and makes the rent payment that is due on October 1, 2020. While there can be no assurance that the lease will not be rejected, the Company currently expects that the lease will not be rejected by 24 Hour Fitness. The Forbearance Agreement also accelerated the maturity date under the Loan Agreement from June 11, 2024 to September 30, 2021, and NexBank will collect 100% of all future rents paid by 24 Hour Fitness and apply the proceeds against the amount owed under the Loan Agreement. As part of the implementation of the Plan of Liquidation discussed above, the Company plans to sell the Fort Worth property over the next 12 months.
Follow-on Offering, DRP or SRP
There were no Follow-on Offering, DRP or SRP transactions subsequent to June 30, 2020. As discussed in Note 1, the Board has not reinstated the Follow-on Offering, DRP or SRP, which were initially suspended on March 30, 2020, given the significant decrease in the Company's estimated NAV per share.

Item 4. Exhibits
INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

2.2*	Articles of Amendment (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A/A, filed on March 22, 2018)

2.3*	Articles of Amendment (incorporated by reference to Exhibit 2.3A to the Company’s Offering Statement on Form 1-A/A, filed on December 14, 2018)

2.4*	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

3*	Distribution Reinvestment Plan (incorporated by reference to a copy thereof filed as Appendix B to the Company’s Offering Circular pursuant to Rule 253(g)(2) on December 24, 2019)

4*	Form of Investment Form and Subscription Agreement (incorporated by reference to a copy thereof filed as Appendix A to the Company’s Offering Circular pursuant to Rule 253(g)(2) on December 24, 2019)

6.1*	Conflicts Committee Charter (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

6.2*
Purchase Agreement dated April 16, 2019 between RW Holdings NNN REIT Operating Partnership, LP (f/k/a Rich Uncles NNN Operating Partnership, LP) and Agree Fort Worth TX LLC (incorporated by reference to Exhibit 6.3 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)

6.3*
Assignment and Assumption of Purchase Agreement for Improved Property (24 Hour Fitness, 6500 Old Denton Road, Fort Worth, TX) dated May 13, 2019 between RW Holdings NNN REIT Operating Partnership, LP (f/k/a Rich Uncles NNN Operating Partnership, LP) and the Company (incorporated by reference to Exhibit 6.4 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)

6.4*
24 Hour Fitness Lease dated March 29, 2006 between Fort Worth Fitness, L.P. and 24 Hour Fitness USA, Inc. (incorporated by reference to Exhibit 6.5 to the Company’s Post-Qualification Offering Circular Amendment No. 3 on Form 1-A filed on June 17, 2019)

6.5*
Purchase and Sale Agreement by and between 2700 Anderson, LLC and the Company dated August 20, 2019 (incorporated by reference to Exhibit 6.5 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.6*
Loan Agreement dated April 30, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.6 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.7*
First Amendment to Loan Agreement dated June 11, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.7 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.8*
Second Amendment to Loan Agreement dated September 9, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.8 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.9*
Third Amendment to Loan Agreement dated December 19, 2019 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 6.10 to the Company’s Post-Qualification Offering Circular Amendment No. 5 on Form 1-A filed on December 20, 2019)

6.10*
Fourth Amendment to Loan Agreement dated August 27, 2020 between Pacific Mercantile Bank and the Company (incorporated by reference to Exhibit 15.1 to the Company’s Current Report on Form 1-U filed on September 2, 2020)

6.11*
Termination of Advisory Agreement dated as of October 28, 2019, by and among the Company, Brix Student Housing Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 6.9 to the Company’s Post-Qualification Offering Circular Amendment No. 4 on Form 1-A filed on October 31, 2019)

6.12*
Advisory Agreement between the Company and modiv Advisors, LLC, dated as of January 31, 2020 and effective as of February 3, 2020 (incorporated by reference to Exhibit 6.11 to the Company’s Post-Qualification Offering Circular Amendment No. 6 on Form 1-A filed on February 5, 2020)

6.13*
Dealer Manager Agreement by and between the Company and North Capital Private Securities Corporation (incorporated by reference to Exhibit 1.1 to the Company’s Post-Qualification Offering Circular Amendment No. 7 on Form 1-A filed on June 1, 2020)

6.14**	Lease Amendment dated May 19, 2020 between BRIX REIT, Inc. and 24 Hour Fitness USA, Inc.

6.15*
Forbearance Agreement dated September 2, 2020 by and among RU Old Denton Road Fort Worth TX, LLC, BRIX REIT, Inc. and NexBank (incorporated by reference to Exhibit 15.2 to the Company’s Current Report on Form 1-U filed on September 2, 2020)

7*	Plan of Complete Liquidation and Dissolution (incorporated by reference to Exhibit 7 to the Company’s Current Report on Form 1-U filed on August 10, 2020)

15*	Offering Circular (incorporated by reference to a copy thereof filed with the Company's Post-Qualification Amendment No. 5 to Form 1-A filed on December 20, 2019)

*	Previously filed.

**	Filed herewith.

Signatures
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, Inc.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer
September 23, 2020
Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ WILLIAM R. BROMS	Chief Executive Officer	September 23, 2020
William R. Broms	(principal executive officer)

/s/ RAYMOND J. PACINI	Chief Financial Officer	September 23, 2020
Raymond J. Pacini	(principal financial officer)

/s/ SANDRA G. SCIUTTO	Chief Accounting Officer	September 23, 2020
Sandra G. Sciutto	(principal accounting officer)